UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CDI Corp.

(Name of Subject Company)

CDI Corp.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

125071100

(CUSIP Number of Class of Securities)

Brian D. Short, Esq.

Executive Vice President, Chief Administrative Officer and General Counsel

CDI Corp.

1735 Market Street, Suite 200

Philadelphia, PA 19103

(215) 636-1129

With copies to:

Martin Nussbaum, Esq.

Ian Hartman, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

(212) 698-3500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is CDI Corp., a Pennsylvania corporation (the “Company” or “CDI”). The Company’s principal executive offices are located at 1735 Market Street, Suite 200, Philadelphia, PA 19103. The Company’s telephone number at such address is (215) 569-2200.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.10 per share (each, a “Share”). As of the close of business on August 11, 2017, there were (i) 18,793,206 Shares issued and outstanding, (ii) time-vested deferred stock awards (“Company TVDS Awards”) with respect to an aggregate of 1,060,590 Shares outstanding (including an aggregate of 11,086 Shares outstanding with respect to accumulated but unpaid dividends on Company TVDS Awards), (iii) performance unit awards (“Company Performance Units”) with respect to an aggregate of 372,302 Shares outstanding, (iv) stock options (“Company Options”) with respect to an aggregate of 53,491 Shares outstanding, (v) stock appreciation rights (“Company SARs”) with respect to an aggregate of 47,041 Shares outstanding, (vi) no shares of Class B Common Stock outstanding and (vii) no shares of preferred stock outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Nova Merger Sub, Inc., a Pennsylvania corporation (“Merger Sub”) and a direct wholly owned subsidiary of Nova Intermediate Parent, LLC, a Delaware limited liability company (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2017 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the issued and outstanding Shares at a purchase price of $8.25 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 14, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 31, 2017 (as amended or modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub. The Merger Agreement provides, among other things, that following the consummation of the Offer (the “Offer Closing”) and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than Shares owned by Parent, Merger Sub or the Company or any of their respective subsidiaries, including shares held by the Company as treasury stock, or by holders who properly exercise dissenters’ rights pursuant to Subchapter D of Chapter 15 of the Pennsylvania Business Corporations Law of 1988 (as amended, and together with the Pennsylvania Entity Transactions Law, the “PBCL”)) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes (the “Merger Consideration”).

The treatment of outstanding equity awards with respect to Shares, granted under the Company’s equity-based compensation plans, including awards of Company TVDS Awards, Company Performance Units, Company Options and Company SARs is discussed below under “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Treatment of Shares and Equity Awards in the Merger” and “—Employment Agreements and other Arrangements with Executive Officers.”

The Merger Agreement provides that the Merger will be effected pursuant to Section 321(d) of the PBCL, which permits completion of the Merger upon the acquisition by Merger Sub in the Offer (including pursuant to the Top-Up Option) of at least 80% of the Company’s issued and outstanding Shares. Because the Merger will be effected pursuant to Section 321(d) of the PBCL, no vote of the shareholders of the Company will be required to consummate the Merger.

The Offer is initially scheduled to expire at 9:00 a.m., Philadelphia, Pennsylvania time, on September 12, 2017, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as so extended, if applicable, the “Offer Expiration Time”).

The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Merger Sub is 2500 N. Military Trail, Suite 470, Boca Raton, FL 33431 and the telephone number at such principal offices is (561) 372-7820.

For the reasons described in more detail below, the board of directors of the Company (the “Board”) unanimously recommends that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. The foregoing descriptions of the Merger Agreement and the Offer do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand and (ii) either (x) the Company or any of the Company’s executive officers, directors or affiliates or (y) Parent, Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand.

In considering the recommendation of the Board, you should be aware that the Company’s directors and executive officers have interests in the Offer that are different from, or in addition to, those of its shareholders. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in making its recommendation.

Relationship with Parent, Merger Sub and Certain of Their Affiliates

Merger Agreement

On July 31, 2017, the Company, Parent and Merger Sub entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been included to provide investors and shareholders with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or Merger Sub, their respective businesses or the actual conduct of their respective businesses during the period prior to the consummation of the Merger. The representations, warranties and covenants contained in the agreements were made only as of specified dates for the purposes of the Merger Agreement, were made solely for the benefit of the parties thereto and may be subject to qualifications and limitations agreed upon by the parties. In particular, the representations, warranties and covenants contained in the Merger Agreement and described in the Offer to Purchase were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts, and may have been qualified by confidential disclosures. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and to reports and documents filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in this Schedule 14D-9, the Offer to Purchase or the parties’ public disclosures. Investors are not third-party beneficiaries under the Merger Agreement, except that from and after the Effective Time, investors shall be third-party beneficiaries of Merger Sub’s obligation to pay the Merger Consideration in the Merger. Accordingly, investors and shareholders are strongly encouraged not to rely on such representations, warranties and covenants as characterizations of the actual state of facts or condition of the Company, Parent, Merger Sub, any of their respective subsidiaries or affiliates, or any other party.

Confidentiality Agreement

On February 27, 2017, Belcan, LLC (“Belcan”), a portfolio company of AE Industrial Partners, LLC (“AEI”), which indirectly controls Parent, entered into a nondisclosure agreement with the Company (the “Belcan NDA”). On May 12, 2017, AEI entered into a separate nondisclosure agreement with the Company (the “AEI NDA”). Under the Belcan NDA and the AEI NDA, Belcan and AEI, respectively, agreed to, among other things, (i) keep all non-public information concerning the Company confidential (subject to certain exceptions) and to use such information solely for the purpose of evaluating a possible transaction with the Company, (ii) certain customary “standstill” restrictions with respect to the Company for a fifteen-month period after the date of the applicable nondisclosure agreement and (iii) certain non-solicitation restrictions with respect to employees and senior management personnel of the Company for an eighteen-month period after the date of the applicable nondisclosure agreement (although those restrictions do not apply to the Offer, the Merger or the other transactions contemplated by the Merger Agreement). This summary does not purport to be complete and is qualified in its entirety by reference to the AEI NDA, which is filed as Exhibit (e)(6) to this Schedule 14D-9, and to the Belcan NDA, which is filed as Exhibit (e)(7) to this Schedule 14D-9, each of which are incorporated herein by reference.

Exclusivity Agreement

Prior to the execution of the Merger Agreement, the Company and AEI entered into an exclusivity agreement, dated as of July 19, 2017 (the “Exclusivity Agreement”), pursuant to which the Company and AEI agreed, among other things, that the Company would not solicit any alternative transactions to the transaction being discussed by the Company and AEI from the date thereof through the earlier of (i) 11:59 p.m. Eastern Daylight Time on Tuesday, July 25, 2017, (ii) if AEI proposed to adversely modify any material terms or conditions of the transaction being discussed by the Company and AEI (as reflected in discussions had and documents exchanged between AEI and the Company), the date following the date on which the Company delivered written notice to AEI and (iii) the date upon which the parties thereto by written agreement abandoned negotiations with respect to a potential acquisition of the Company by AEI or affiliates thereof. The Company also agreed to terminate immediately any ongoing discussions with other parties. The Exclusivity Agreement terminated at 11:59 p.m. on July 25, 2017 pursuant to its terms. This summary and description do not purport to be complete and are qualified in their entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(8) to this Schedule 14D-9 and incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation.”

For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information—Merger-Related Compensation to Named Executive Officers of the Company,” which is incorporated herein by reference.

Treatment of Shares and Equity Awards in the Merger

Treatment of Shares

The Company’s executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company shareholders who tender Shares into the Offer. If the Merger occurs, at the Effective Time, any Shares owned by the Company’s executive officers and directors that were not tendered into the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company shareholders whose Shares are exchanged in the Merger.

Treatment of Company TVDS Awards

The Merger Agreement provides that, at the Effective Time, each outstanding Company TVDS Award, whether vested or unvested, will be cancelled in exchange for the right of the holder thereof to receive (without interest), otherwise in accordance with the terms of the Company TVDS Award, an amount in cash equal to (i) the Offer Price multiplied by the number of Shares underlying such Company TVDS Award immediately prior to the Effective Time plus (ii) the accrued but unpaid dividend equivalents on such Company TVDS Award as of immediately prior to the Effective Time, less applicable taxes withheld with respect to such payment (the “Company TVDS Payment”). The Company TVDS Payment relating to the portion of a Company TVDS Award that is vested as of the Effective Time (after giving effect to the Merger) shall be paid to the holder thereof as promptly as practicable (and in any event within three (3) business days) following the Effective Time through the Surviving Corporation’s payroll system. With respect to the portion of a Company TVDS Award that is not vested as of the Effective Time (after giving effect to the Merger), if and when a portion of any such Company TVDS Award would have become vested in accordance with its terms, the Company TVDS Payment allocable to such portion shall be paid to the holder thereof not more than three (3) business days after such vesting through the Surviving Corporation’s payroll system. If any portion of a Company TVDS Award that is not vested as of the Effective Time (after giving effect to the Merger) does not become vested after the Effective Time in accordance with its terms, the portion of the Company TVDS Payment relating thereto shall be forfeited and shall not be paid to the holder thereof.

As described in greater detail below in “Employment Agreements and other Arrangements with Executive Officers—Equity Awards,” Michael S. Castleman, the Company’s President, Interim Chief Executive Officer and Chief Financial Officer, and Brian D. Short, the Company’s Executive Vice President, Chief Administrative Officer and General Counsel, are entitled to receive accelerated vesting of a portion of their outstanding Company TVDS Awards at the Effective Time, and accelerated vesting of an additional portion of their Company TVDS Awards in the event that their employment is terminated by the Company without cause within one (1) year following the Merger. In addition, each outstanding Company TVDS Award held by a non-employee director of the Company will fully vest and be settled in Shares immediately prior to the Effective Time.

Based upon (i) the Effective Time being September 15, 2017, (ii) the numbers of Shares and outstanding Company TVDS Awards (including accrued but unpaid dividend equivalents thereon) held by Messrs. Castleman and Short and each of the Company’s non-employee directors (as set forth below) and (iii) the Offer Price, the consideration that the Company’s executive officers and non-employee directors would receive with respect to their Shares and Company TVDS Awards is set forth in the table below:

Name	Shares of Common Stock (#)	Value of Shares of Common Stock ($)	Number of Unvested Company TVDS Awards Accelerated at the Effective Time (#)	Value of Unvested Company TVDS Awards Accelerated at the Effective Time ($)	Number of Company TVDS Awards Subject to Continued Vesting After the Effective Time (#)	Value of Company TVDS Awards Subject to Continued Vesting After the Effective Time ($)
Executive Officers
Michael S. Castleman	28,280	233,310	43,750	360,938	84,396	696,267
Brian D. Short	17,473	1,44,152	29,750	245,438	50,140	413,655
Non-Employee Directors
Joseph L. Carlini	8,322	68,657	28,156	232,287	—	—
Michael J. Emmi	65,233	538,172	28,156	232,287	—	—
Walter R. Garrison	1,186,762	9,790,787	28,156	232,287	—	—
Lawrence C. Karlson	138,683	1,144,135	28,156	232,287	—	—
Ronald J. Kozich	64,747	534,163	28,156	232,287	—	—
Anna M. Seal	44,890	370,343	28,156	232,287	—	—
Albert E. Smith	77,593.50	640,146	28,156	232,287	—	—
Barton J. Winokur	54,599	450,442	28,156	232,287	—	—

Treatment of Company Performance Units

The Merger Agreement provides that, at the Effective Time, each Company Performance Unit that is vested based on actual performance through the Effective Time shall be cancelled in exchange for the right of the holder thereof to receive (without interest) an amount in cash equal to the product of (x) the total number of Shares underlying the vested portion of the Company Performance Unit award immediately prior to the Effective Time multiplied by (y) the Offer Price, which amount shall be paid to the holder thereof as promptly as practicable (and in any event within three (3) business days) following the Effective Time. At the Effective Time, each Company Performance Unit award that, by its terms and after giving effect to the Merger, is not vested shall be cancelled with no payment due the holder thereof. Because none of the Company Performance Units are expected to be vested at the Effective Time, it is expected that all Company Performance Units will be cancelled with no payment due to the holder thereof.

Treatment of Company Options and Company SARs

The Merger Agreement provides that, at the Effective Time, each outstanding Company Option and Company SAR, whether vested or unvested, shall be cancelled with no payment due to the holder thereof.

Employment Agreements and other Arrangements with Executive Officers

The Company’s named executive officers are Michael S. Castleman and Brian D. Short. The Company is party to an employment agreement with each of Messrs. Castleman and Short, and each of Messrs. Castleman and Short entered into a letter agreement with the Company on January 25, 2017 which letter agreements provide for certain retention incentives, equity vesting and severance benefits, as described in greater detail below.

Severance. Pursuant to his employment agreement, if Mr. Castleman’s employment is terminated without cause (and not due to his death or total disability), Mr. Castleman would be entitled to receive, subject to the execution and non-revocation of a release of claims, (i) continued payment of his base salary for twelve (12) months; provided, however, if such termination occurs within thirty (30) days before, or within twelve (12) months after, a sale of the Company and Mr. Castleman obtains new employment prior to the first anniversary of the termination of his employment with the company, then his salary continuation would cease on (a) the three-month anniversary of such new employment if such new employment is obtained prior to the six-month anniversary of his termination of employment with the Company or (b) the earlier of the one-month anniversary of such new employment and the one-year anniversary of his termination of employment with the Company if such new employment is obtained more than six (6) months after his employment with the Company is terminated and (ii) a pro-rated bonus under the non-equity annual incentive compensation plan for the year of termination based on the performance of the Company for such year, which pro-rated bonus will be calculated as follows: (x) the bonus Mr. Castleman would have received for such year had the performance of the Company through the end of the fiscal quarter immediately preceding the fiscal quarter in which a sale of the Company occurred been annualized to be the performance for the year in which the sale of the Company occurred, but pro-rated based on the number of days that elapsed in such year through the date of such termination of employment or (y) such bonus as the Company’s Compensation Committee determines is appropriate based on Mr. Castleman’s total performance during the relevant bonus period through such sale of the Company, including Mr. Castleman’s contributions to the sale of the Company, then pro-rated based on the number of days that elapsed in such year through the date of such termination of employment. The Merger will constitute a sale of the Company.

Pursuant to his employment agreement, if Mr. Short’s employment is terminated without cause (and not due to his death or total disability), Mr. Short would be entitled to receive, subject to the execution and non-revocation of a release of claims, continued payment of his base salary for twelve (12) months, which payments would cease upon his obtaining new employment prior to the end of the twelve-month period; provided, however, if the Company terminates Mr. Short’s employment without cause occurs within thirty (30) days before, or within twelve (12) months after, the Merger, and in either case, Mr. Short obtains new employment prior to the first anniversary of the termination of his employment, then instead of his salary continuation ceasing on the date of such new employment, it will cease: (i) on the three-month anniversary of such new employment if such new employment is obtained prior to the six-month anniversary of his termination of employment with the Company or (ii) on the earlier of the one-month anniversary of such new employment and the one-year anniversary of such termination of employment with the Company if such new employment is obtained more than six (6) months after such termination of employment.

Retention Bonus. In connection with the amendment of their employment agreements in January 2017, the Company granted Messrs. Castleman and Short retention bonuses in the amount of $500,000 and $250,000 respectively. Mr. Castleman’s retention bonus is to be paid in two equal installments, with the first installment of $250,000 having been paid in March 2017 and the second installment of $250,000 to be paid on the first business day after the Company files its Annual Report on Form 10-K for the year ended December 31, 2017 (which payment date shall be February 28, 2018 if the Company ceases to file Form 10-Ks with the SEC). Mr. Short’s retention bonus is to be paid in two installments, with the first installment of $150,000 having been paid in March 2017 and the second installment of $100,000 to be paid on March 15, 2018. Payment of the unpaid portion of such retention bonuses is subject to the executive’s continued employment on the applicable payment date; provided, however, that (i) if a sale of the Company (which the Merger would be considered) occurs before the employment of Mr. Castleman and/or Mr. Short ends, then Mr. Castleman and/or Mr. Short, as applicable, will receive the unpaid portion of his retention bonus within five (5) days following the closing of such sale of the Company, and (ii) if the employment of either Mr. Castleman or Mr. Short is terminated without cause, then, subject to the execution and non-revocation of a release of claims, Mr. Castleman and/or Mr. Short, as applicable, will receive the unpaid portion of his retention bonus within 60 days following such termination of employment. In addition, if the employment of either Mr. Castleman or Mr. Short is terminated due to death or disability, Mr. Castleman and/or Mr. Short, as applicable, will receive a pro-rated portion of the unpaid portion of the retention bonus based upon the number of days the executive was employed in 2017.

Equity Awards. The Company granted Mr. Castleman a Company TVDS Award with respect to 59,844 Shares, granted on October 28, 2014, in connection with the commencement of his employment with the Company. Forty percent of the Shares granted under this TVDS Award have vested, with the remaining 60% of the Shares to vest in two equal installments, with 30% of the Shares to vest on each of October 28, 2017 and October 28, 2018. If Mr. Castleman’s employment is terminated by the Company without cause prior to the vesting of any portion of such Company TVDS Award, then, subject to the execution and non-revocation of a release of claims, Mr. Castleman will be entitled to pro-rated vesting of each tranche of the Company TVDS Award scheduled to vest after the date of such termination of employment based upon the number of days Mr. Castleman was employed from the grant date of the award in relation to the total number of days in the vesting period of the applicable tranche.

Also, on October 28, 2014, the Company granted Mr. Castleman an award consisting of 142,052 Company Performance Units, with the vesting of such units being conditioned upon the achievement of certain performance targets. If the performance targets have not been achieved prior to a sale of the Company, none of the Company Performance Units will vest. The Merger will constitute a sale of the Company, and it is not expected that any of the performance targets will be achieved prior to the Merger. Thus, it is expected that all of such Company Performance Units will be forfeited and cancelled as a result of the Merger with no compensation due.

On January 25, 2017, the Company granted Company TVDS Awards to Mr. Castleman with respect to 87,500 Shares and to Mr. Short with respect to 59,500 Shares. Under the terms of each such Company TVDS Award, the award vests with respect to 20% of the Shares on October 1, 2017, with respect to 30% of the Shares on each of October 1, 2018 and October 1, 2019, and with respect to 20% of the Shares on October 1, 2020, subject to the executive’s continued employment on the applicable vesting date. Upon the Merger, a minimum of the next two tranches then due to vest will become vested and the vesting dates of all remaining tranches will be accelerated by one (1) year. These Company TVDS Awards also provide for further vesting of a portion of the remaining unvested Shares in connection with a termination of the executive’s employment by the Company without cause that occurs within one (1) year following a sale of the Company (the Merger will constitute a sale of the Company). Under each such Company TVDS Award, the number of Shares that will vest upon such a termination of employment that occurs within one (1) year following the Merger is equal to the product of (i) the number of Shares scheduled to vest on the next vesting date following such termination of employment and (ii) a fraction, (x) the numerator of which is the number of full months between the date of the sale of the Company and the date of such termination and (y) the denominator of which equals 12.

Also on January 25, 2017, the Company granted Messrs. Castleman and Short awards consisting of a target number of 37,500 and 25,500 Performance Units, respectively, that are earned based on the Company’s achievement of operating profit targets in 2018. In the event of a sale of the Company that occurs prior to December 31, 2018, all of these Performance Units will be immediately forfeited with no compensation due. Thus, it is expected that all of these Performance Units granted to Messrs. Castleman and Short will be forfeited as a result of the Merger with no compensation due.

Other than the Company TVDS Awards granted on January 25, 2017, none of the Company TVDS Awards held by either Mr. Castleman or Mr. Short (as set forth in the table in the section above titled “Treatment of Shares and Equity Awards in the Merger—Treatment of Company TVDS Awards”) provide for vesting that is contingent, in whole or in part, upon a sale of the Company.

Long-Term Incentive Award. On May 19, 2015, the Company granted Mr. Short a long-term incentive award under which a maximum amount of $2,500,000 would be payable conditioned upon the Company’s stock price meeting certain hurdles prior to September 15, 2019. In the event of a sale of the Company, the performance period applicable to the award will end and no additional portion of the award may be earned. Because the performance conditions are not expected to be achieved on or prior to the Merger, it is expected that no potion of this long-term incentive award will be earned on or prior to the Merger and, therefore, the award will be forfeited and no amount will become payable with respect to this award.

Deferred 2016 Annual Bonus. Under the Company’s annual bonus program, annual bonuses that were granted with respect to 2016 were to be paid in two installments, with half of such bonus to be paid in March of 2017 and the remaining half of such bonus to be paid in March of 2018 at the same time that bonuses would be paid to the Company’s employees with respect to 2017. Upon the employee’s termination of employment by the Company without cause, the unpaid portion of the bonus shall become due and payable. With respect to 2016, Mr. Castleman was awarded a bonus of $82,396.43 and Mr. Short was awarded a bonus of $56,250.48. Thus, if either of Mr. Castleman’s or Mr. Short’s employment is terminated prior to the date that bonuses are paid with respect to 2017, Messrs. Castleman and Short would receive payments of $41,198.21 and $28,125.24, respectively.

See “Item 8. Additional Information—Merger-Related Compensation to Named Executive Officers of the Company” for further information with respect to certain of these arrangements and for a quantification of golden parachute payments potentially payable to the Company’s named executive officers in connection with the Merger.

Compensation Actions between Signing of Merger Agreement and Completion of Merger

Under the terms of the Merger Agreement, except as otherwise required by applicable law or the terms of any company benefit plan or agreement then in effect or as consented to by Parent in writing, prior to the Merger, the Company may only make increases in compensation for its directors and executive officers, or changes to employee benefit plans or other compensation arrangements that it has with its directors and executive officers, that are not material.

Employee Matters Following the Merger

The Merger Agreement provides that, for a period of twelve (12) months immediately following the Merger, Parent shall provide, or cause its affiliates to provide all employees of the Surviving Corporation or any subsidiary of the Surviving Corporation at the Effective Time (each, a “Continuing Employee”) with (i) the base hourly wage or base salary and annual cash target bonus opportunity that, in each case, are no less than those in effect for such Continuing Employee immediately prior to the Merger and (ii) all other material benefits (other than participation in any equity or equity-based, deferred compensation, post-retirement medical, dental, vision or life insurance, or defined benefit pension plan) that are substantially similar in the aggregate to such Continuing Employee as those provided to such Continuing Employee immediately prior to the Merger. In addition to, and without limiting, the foregoing, in the event of the termination of employment of any Continuing Employee during the twelve (12) month period immediately following the Merger, Parent shall provide such Continuing Employee with severance payments and benefits that are no less favorable in the aggregate than the severance payments and benefits to which such Continuing Employee would have been entitled under the severance plan or policy of the Company or subsidiary of the Company applicable to such Continuing Employee immediately prior to the Merger.

The Merger Agreement further provides that Parent will provide customary service credit to the Company Employees under its employee benefit plans and will waive certain requirements for participation in its benefit plans for the Company Employees and their dependents to the extent such requirements would have been waived under the applicable employee benefit plan of the Company. In addition, Parent has agreed to credit the Company Employees with any eligible expenses they may have incurred for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements under Parent’s benefit plans that the Company Employees participate in after the Effective Time for the initial year of participation to the extent credited under the applicable Company benefit plan for the plan year in which their participation in the corresponding Parent benefit plan begins.

This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As of the date of the filing of this Schedule 14D-9, Parent has informed the Company that no members of the Company’s current management or of the Board have entered into any agreement, arrangement or understanding with Parent, Merger Sub or their respective affiliates regarding employment or other services with, or the right to convert into or reinvest or participate in the equity of, Parent or the Surviving Corporation or any of their respective affiliates. Moreover, although it is possible that certain members of the Company’s current management or of the Board will enter into such agreements, arrangements or understandings, as of the date of the filing of this Schedule 14D-9, Parent has also informed the Company that no discussions have occurred between members of the Company’s current management or of the Board and representatives of Parent or its respective affiliates with respect to any such agreement, arrangement or understanding.

Indemnification; Directors’ and Officers’ Liability Insurance

Under Pennsylvania Law

Section 1741 of the PBCL, subject to certain limitations, provides that a business corporation has the power to indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding (other than one brought by or on behalf of the corporation), whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, Section 1742 of the PBCL authorizes indemnification of each such person acting in any such capacity who acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, but only to the extent of expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action. Furthermore, no indemnification under

Section 1742 may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless, and only to the extent that, a court determines upon application that, despite the adjudication of liability but in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

Section 1744 of the PBCL provides that, unless ordered by a court, any indemnification under Sections 1741 or 1742 of the PBCL referred to above may be made by the corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the indemnitee has met the applicable standard of conduct. Such determination must be made:

•	by the board by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding;

•	if such a quorum is not obtainable, or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

•	by the shareholders.

In addition to the authorized indemnification under Sections 1741 and 1742 of the PBCL, Section 1743 of the PBCL provides that to the extent that a director, officer, employee or agent of a business corporation is successful on the merits or otherwise in defense of any proceeding referred to above, or in defense of any claim, issue or matter therein, such person must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 1745 of the PBCL provides that expenses (including attorneys’ fees) incurred by an officer, director, employee or agent of a business corporation in defending any proceeding may be paid by the corporation in advance of the final disposition of the proceeding upon receipt of an undertaking to repay the amount advanced if it is ultimately determined that the indemnitee is not entitled to be indemnified by the corporation.

Section 1746 of the PBCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, the provisions summarized above is not exclusive of any other rights to which a person seeking may be entitled under any bylaw, agreement, vote of the shareholders or disinterested directors or otherwise, and that indemnification may be granted under any bylaw, agreement, vote of the shareholders or disinterested directors or otherwise for any action taken or any failure to take any action whether or not the corporation would have the power to indemnify the person under any other provision of law and whether or not the indemnified liability arises or arose from any action by or in the right of the corporation, provided, however, that no indemnification may be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. As summarized below, the Company has provisions in its By-Laws that provide for indemnification.

Section 1747 of the PBCL permits a business corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against any liability asserted against such person and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions described above. The Company has in place directors’ and officers’ liability insurance, which is subject to standard terms, conditions and exclusions.

Section 1750 of the PBCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, the subchapter governing indemnification will, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent of the corporation and will inure to the benefit of the heirs and personal representatives of such director, officer, employee or agent.

Under the Company’s By-Laws

Section 9.04 of the Company’s By-Laws provides that the Company shall (subject to certain exceptions) indemnify its current and former directors and officers against expenses (including attorneys’ fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding threatened, pending or completed by reason of the fact that such person is or was a director or officer of the Company. The Company shall also advance expenses in connection with any such threatened, pending or completed action, suit or proceeding upon receipt of an undertaking by the director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Company (which determination shall be made by the Board pursuant to Section 9.04(c) of the Company’s By-Laws).

The Company’s obligation to indemnify its current and former directors and officers under Section 9.04 of the Company’s By-Laws is considered a contract between the Company and its current and former directors and officers and shall not be deemed exclusive of any other indemnification right.

Section 9.04 of the Company’s By-Laws also permit the Board to authorize the Company to purchase and maintain insurance on behalf of the Company and to give other indemnification not prohibited by law.

This summary does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated By-Laws of CDI Corp., which are filed as Exhibit (e)(10) to this Schedule 14D-9 and are incorporated herein by reference.

Under the Merger Agreement

Section 6.09 of the Merger Agreement requires the Surviving Corporation to maintain directors’ and officers’ liability insurance in respect of certain acts or omissions occurring at or prior to the Effective Time for a period of six (6) years after the Effective Time. However, the Surviving Corporation will not be required to pay annual premiums in excess of 300% of the amount per annum the Company paid for such insurance in its last full fiscal year prior to the date of the

Merger Agreement and will have no obligation to maintain such insurance if, prior to the Effective Time, the Company obtains a prepaid “tail” or “runoff” policy covering an aggregate period of six (6) years.

Section 6.09 of the Merger Agreement also requires the Surviving Corporation to continue to fulfill and honor the Company’s existing indemnification, exculpation and expense reimbursement or advance agreement obligations, including the Company’s obligations under Section 9.04 of its By-Laws as discussed above, and to not adversely amend, repeal or otherwise modify the Company’s articles of incorporation or By-Laws with respect to indemnification, exculpation and expense reimbursement or advance agreement obligations on the part of the Company for a period of six (6) years after the Effective Time (subject to certain exceptions).

This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Legal Representation

Barton J. Winokur, a member of the Board, is a senior partner in the law firm of Dechert LLP (“Dechert”). Dechert has served as counsel to the Company with respect to the Merger Agreement, the Offer and the Merger and will receive fees for such representation.

Transaction Committee

Messrs. Carlini, Emmi, Karlson and Winokur, each members of the Board, served on the Board’s Transaction Committee in connection with the negotiation of the Transactions and received customary fees in connection with their service on the Transaction Committee (as described in the “Committee Service Fees and Committee Chairman Fees” section of the Company’s Amendment No. 1, filed with the SEC on April 28, 2017, to its Annual Report on Form 10-K for the year ended December 31, 2016).

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation of the Board

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with the Company’s management, legal counsel and financial advisor, at a meeting duly called and held on July 30, 2017, the members of the Board unanimously adopted resolutions:

(i)	approving and declaring that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby (collectively, the “Transactions”) are advisable, fair and in the best interests of the Company and the shareholders of the Company;

(ii)	approving the Merger Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth therein;

(iii)	resolving that the Company enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth therein;

(iv)	determining to recommend that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer and, if required to consummate the Merger, that the shareholders of the Company adopt the Merger Agreement;

(v)	exempting, to the fullest extent possible and without regard to any other opt out or exemption approved by the Board, the application of Subchapters D (with respect to Section 2538 of the PBCL), E, F, G, H, I and J of Chapter 25 of the PBCL and any other similar anti-takeover statute or regulation to the Merger Agreement and the Transactions, including, without limitation, the Offer and the Merger; and

(vi)	authorizing that the Merger be governed by Section 321(d) of the PBCL and consummated as promptly as practicable following the closing of the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under “Background of the Merger Agreement; Reasons for the Recommendation—Reasons for Recommendation” below.

Background of the Merger Agreement; Reasons for the Recommendation

Background of the Merger Agreement

The Board, working closely with management, regularly reviews the Company’s performance and prospects in light of business conditions and any recent developments then affecting the Company. These reviews have from time to time included consideration, with the assistance of legal and financial advisors, of potential strategic alternatives to enhance shareholder value.

On September 16, 2016, the Company’s chief executive officer, Scott Freidheim, left the Company to pursue other non-competitive business interests. Prior to Mr. Freidheim’s separation, the Board had begun to consider potential alternatives, including the potential sale of certain of the Company’s businesses. The Board selected Michael S. Castleman, then the Company’s chief financial officer, to serve as president and interim chief executive officer while the Board assessed alternatives for selecting a permanent chief executive officer and analyzed the Company’s long-term future, including whether a sale transaction or other strategic alternatives would be in the best interests of the Company and its shareholders.

From October 2016 to December 2016, the Board, with the assistance of the Company’s legal counsel, explored the possibility of a potential sale process. The Board’s finance committee contacted three potential financial advisors, including Houlihan Lokey Capital, Inc. (“Houlihan Lokey”). The three potential financial advisors were requested to provide their preliminary view to the Board regarding the potential interest that the Company would attract should the Board decide to pursue a sale of the Company.

On January 1, 2017, the Board’s finance committee met with Houlihan Lokey to discuss the possibility of a sale process as well as entities that would potentially be interested in acquiring the Company. The finance committee discussed, with the assistance of Houlihan Lokey whether a sale process could be successfully completed in light of the operational and earnings challenges the Company had recently experienced. Throughout these discussions, the Board’s finance committee took into account the Board’s view that the Board did not want to commence a sale process if there was a material risk that it would fail to produce a satisfactory transaction and could leave the Company as damaged goods.

On January 12, 2017, after discussions with Houlihan Lokey and the other potential financial advisors, the Board determined that exploration of a sale of the Company might be in the best interests of the Company and its shareholders and established a transaction committee (the “Transaction Committee”) consisting of Messrs. Carlini, Emmi, Karlson and Winokur to manage a sale process (the “Process”) on behalf of the Board and the Company.

Building on previous work done by the Board’s finance committee, the Transaction Committee continued to evaluate potential financial advisors and invited the two financial advisors who they believed had been the most impressive in their analysis of the prospects of a sale of the Company to submit engagement letters.

On February 7, 2017, the Transaction Committee met. After review and negotiation of each financial advisor’s engagement letter, the Transaction Committee authorized and arranged for the execution of Houlihan Lokey’s engagement letter, which provided that Houlihan Lokey would furnish financial advisory and investment banking services to assist the Board, along with the Company’s other advisors and legal counsel, in evaluating a potential sale of the Company or an acquisition by the Company. In deciding to engage Houlihan Lokey, the Transaction Committee considered, among other things, Houlihan Lokey’s qualifications and experience with respect to mergers and acquisitions generally and with respect to advising companies similar to the Company. The engagement letter with Houlihan Lokey provided that Houlihan Lokey would commence an initial evaluation phase during which Houlihan Lokey would familiarize itself with the Company and advise and assist the Board in considering the desirability and practicality of effecting a sale transaction. If, after that evaluation phase, the Board determined that a sale transaction or acquisition transaction was desirable, Houlihan Lokey would, along with the Company’s other advisors and legal counsel, assist the Company in developing and implementing a strategy for accomplishing such transaction. After engaging Houlihan Lokey, the Transaction Committee with the assistance of Houlihan Lokey discussed likelihood of whether a sale process or an acquisition would result in a transaction that would produce an attractive value for the Company’s shareholders.

On February 21, 2017, the Board met to discuss a potential transaction with representatives of Houlihan Lokey in attendance at the request of the Board. In order to gather additional information on the level of interest of the most likely bidders, Houlihan Lokey was directed to reach out to a select group of seven potential bidders on a confidential basis to gauge their interest in participating in a sale process for the Company. The Board also determined that a potential acquisition of another company was not likely to be in the best interests of the Company and its shareholders.

As Houlihan Lokey was contacting selected buyer candidates on a confidential basis as authorized by the Board, Dechert prepared a draft nondisclosure agreement (“NDA”) that prospective buyers would be required to sign. The NDA, among other things and subject to certain exceptions, required potential bidders to agree to preserve the confidentiality of any information about the Company received during the Process, to not solicit the Company’s management or employees for two years after the date the bidder signed the NDA, and to not make any proposal regarding a potential acquisition of the Company, other than a confidential proposal made to the Board (a so-called “standstill” provision), for eighteen months after the date the bidder signed the NDA. Each participant in the Process was required to sign an NDA, though the exact terms of the NDA were separately negotiated with each prospective buyer and differed from what was presented in the initial draft, particularly with regards to the duration of the non-solicitation provision.

On February 22, 2017, as authorized by the Board, Houlihan Lokey reached out to a prospective bidder, AE Industrial Partners, LLC (“AEI”), which had recently acquired Belcan in 2015 and which had, on behalf of Belcan, previously reached out to the Company to express interest in discussing a transaction with the Company. Through Kirk Konert, a principal at AEI, representatives of AEI and Belcan were invited to meet with the Company on March 3, 2017 to discuss their interest in a transaction.

On February 24, 2017, the Company entered into its first NDA in connection with the Process with a potential strategic buyer (“Party A”). Three days later, on February 27, 2017, the Company entered into an NDA with Belcan.

On March 1, 2017, the Company entered into an NDA with another potential strategic buyer (“Party B”).

On March 2, 2017, Party B met with senior executives of the Company to enable them to decide whether to pursue a potential acquisition of the Company.

On March 3, 2017, the Company entered into an NDA with another potential strategic buyer (“Party C”). That same day, Belcan and representatives of AEI met with senior executives of the Company to enable them to decide whether to pursue a potential acquisition of the Company.

On March 6, 2017, Party A met with senior executives of the Company to enable them to decide whether to pursue a potential acquisition of the Company.

On March 8, 2017, at the request of the Board, Houlihan Lokey circulated a process letter to five prospective buyers, including Belcan, Party A, Party B and Party C, inviting them to submit non-binding proposals for the acquisition of the Company. This letter included an indication-of-interest deadline of March 15, 2017 for those proposals.

Once Houlihan Lokey had circulated the process letter, Dechert was instructed to prepare a draft merger agreement that prospective buyers would be asked to address and include in connection with their offers. The draft merger agreement provided that the potential acquisition of the Company would take the form of a two-step tender offer for all of the Company’s outstanding shares for a fixed per share price. If the buyer were able to acquire 80% of the Company’s outstanding shares through the tender offer, the Company’s Board would authorize a reverse triangular merger resulting in the Company becoming a subsidiary of the buyer entity. If the buyer were able to acquire at least a majority of the Company’s outstanding shares but failed to meet the 80% threshold, the buyer would be entitled to a “top-up” option whereby the Company would issue shares enabling them to reach the 80% threshold. The draft merger agreement required the parties thereto to make customary representations, warranties and covenants, and provided that the Company would be permitted to continue to look for alternative buyers who might be able to make a superior proposal for the purchase of the Company even after the merger agreement was signed (a so-called “go-shop” provision). The Company would also be permitted to waive certain restrictions in the NDAs that participants in the Process signed in order to facilitate potential superior proposals from other former bidders. If the Board identified an alternative buyer making a superior proposal, the draft merger agreement provided that the Company could terminate the agreement by paying the initial buyer a termination fee equal to 2.25% of the Company’s equity value.

On March 9, 2017, AEI informed Houlihan Lokey that Belcan would not proceed with the Process.

On March 10, 2017, Party C contacted Houlihan Lokey to express its interest in making a bid for the Company at a price of $8.75 per share.

On March 15, 2017, Party A submitted a non-binding indication that it was interested in purchasing the Company’s outstanding shares at a per share price of between $8.50 and $9.50. That same day, Party C contacted Houlihan Lokey and confirmed its interest in acquiring the Company at the $8.75 per share price.

On March 16, 2017, one day after the indication-of-interest deadline, Party B submitted an indication that it was interested in purchasing the Company’s outstanding shares at a proposed price of $9.00 per share.

On March 17, 2017, the Board met to discuss the status of the Process, with Houlihan Lokey and Dechert in attendance at the request of the Board. After discussions with the assistance of Houlihan Lokey, which included the level of interest expressed by the parties Houlihan Lokey was initially authorized to contact confidentially, the Board determined that it was in the best interest of the Company and its shareholders to publicly announce that the Board had initiated a process to identify and evaluate strategic alternatives to maximize shareholder value and had engaged Houlihan Lokey to assist in its evaluation of a potential sale of the Company. The Board recognized that public announcement of the Process would provide an update to the Company’s shareholders regarding the Process and would provide notice to potentially interested parties that Houlihan Lokey could be contacted on behalf of the Company to discuss a potential sale. In order to prevent disruption of the Process and to allow Company shareholders to act with the benefit of knowing the results of the Process, the Board also acted to postpone the Company’s annual meeting of shareholders to the fourth quarter of 2017 and approved an amendment to the Company’s By-Laws to remove the right of shareholders to compel a special meeting of shareholders so that the pendency of a shareholders’ meeting would not adversely affect the sale process to the detriment of the value that could be received in a sale.

On March 20, 2017, the Company issued a press release publicly disclosing the Process and its engagement of Houlihan Lokey. After the public announcement of the Process, Houlihan Lokey received inbound inquiries from nine additional prospective buyers and was authorized by the Board to contact an additional thirty-nine prospective buyers. The Company would go on to enter into NDAs with twenty-one potential bidders throughout the Process, and seven of those potential bidders would go on to submit indications of interest in acquiring the Company.

On March 28, 2017, the Transaction Committee met to discuss the Process, with Houlihan Lokey and Dechert in attendance at the request of the Transaction Committee. The Company had previously considered setting a final offer deadline in the first week of April 2017. However, after Houlihan Lokey informed the Transaction Committee that a revised indication of interest from Party C might be forthcoming and that Party C would need more time, the Transaction Committee decided to continue with the Process to allow prospective bidders more time to prepare their bids.

On March 31, 2017, at the instruction of the Transaction Committee, Houlihan Lokey circulated a process letter to the parties who were initially contacted by Houlihan Lokey prior to public announcement of the Process and who continued to express interest in a potential transaction with the Company. The process letter included an offer deadline of April 14, 2017 and requested that interested bidders submit a markup of the draft merger agreement. The March 31 process letter was not distributed to Belcan or representatives of AEI because they withdrew from the Process after meetings with senior executives of the Company on March 3, 2017.

In connection with the Process, senior executives of the Company prepared a confidential information memorandum with the assistance of Houlihan Lokey, and the Transaction Committee directed Houlihan Lokey to circulate it to prospective bidders. Throughout the process, Houlihan Lokey shared the confidential information memorandum with fifteen prospective bidders.

On April 9, 2017, Party C told the Company that it had decided not to pursue a transaction involving the Company, citing concern regarding the Company’s revenues.

On April 11, 2017, a potential strategic buyer (“Party D”) that was not one of the parties contacted by Houlihan Lokey submitted an unsolicited indication that it was interested in purchasing between 51% and 100% of the Company’s outstanding shares at a proposed price of $8.58 per share. Party D signed an NDA with the Company three days later on April 13, 2017.

On April 13, 2017, another potential strategic buyer (“Party E”) submitted an indication that it was interested in purchasing the Company’s outstanding shares at a per share price of between $9.00 and $10.00.

On April 14, 2017, the date of the final offer deadline, Party A submitted a bid for $8.85 per share and an initial markup of the merger agreement.

Dechert analyzed Party A’s markup of the merger agreement from a legal standpoint and determined that it presented only limited issues. In particular, Party A had proposed that the Company agree to reimburse Party A for an uncapped amount of expenses in the event the merger agreement was terminated and had restricted the Board’s ability to change its recommendation of the transaction to shareholders in certain circumstances. Party A had also deleted the “go-shop” provision from the Company’s initial draft, but because the Process afforded the Company with wide latitude to search for potential buyers, this deletion was not considered especially problematic. Notably, the Party A markup did not include a condition or termination right in connection with debt financing, though Party A did not have debt financing committed to fund the transaction and Party A’s ability to successfully arrange for financing remained an area of concern for the Transaction Committee.

On April 17, 2017, the Transaction Committee met to discuss the bid from Party A, which was the only bidder that had submitted a markup of the merger agreement, and the indications of interest from Party D and Party E. The Transaction Committee assessed the status of the Process, the extent to which each bidder’s offer was fully developed and the issues Party A’s markup of the merger agreement raised from a legal standpoint based on Dechert’s review of the document.

After the Transaction Committee meeting on April 17, 2017, Party B submitted a bid for $9.00 per share.

On April 18, 2017, Party E met with senior executives of the Company to discuss a potential acquisition of the Company. Three days later on April 21, 2017, Party E communicated to Houlihan Lokey that it was only interested in the Company’s enterprise staffing business and had decided not to pursue a transaction involving the Company.

On April 19, 2017, Party D received access to confidential information.

On April 26, 2017, AEI informed Houlihan Lokey that it had decided to enter the Process independently of Belcan and to make a bid for the Company under which the Company would remain a separate portfolio company of AEI. Later that day, AEI submitted an indication of interest at $9.00 per share.

On May 10, 2017 and May 11, 2017, representatives of AEI met with senior executives of the Company to conduct due diligence regarding the Company’s business and to begin diligence regarding the Company’s quality of earnings. AEI continued to conduct due diligence, and conducted additional on-site visits of the Company’s offices on May 30, 2017, May 31, 2017, June 5, 2017, and June 6, 2017.

On May 12, 2017, AEI signed an NDA with the Company. AEI had previously conducted due diligence on the Company subject to confidentiality obligations as a representative of Belcan under the Company’s NDA with Belcan.

On May 15, 2017, the Board met with representatives of Houlihan Lokey and Dechert in attendance at the request of the Board. Houlihan Lokey reviewed with the Transaction Committee the status of each outstanding bid and each of the various indications of interest received. Afterwards, the members of the Transaction Committee discussed the Process.

On May 24, 2017, a potential strategic buyer (“Party F”) who had contacted Houlihan Lokey after the public announcement of the Process submitted an indication that it was interested in acquiring CDI Engineering Solutions, a division of one of the Company’s subsidiaries, and was not interested in submitting a proposal to acquire the Company.

At this time, Party D had not provided an updated proposal.

On May 29, 2017, the Transaction Committee met to discuss the Process and the status of the bids from Party A and Party B and the indication of interest from AEI with representatives of Houlihan Lokey in attendance at the request of the Transaction Committee. The Transaction Committee noted that Party A’s bid appeared to be the most attractive of the bids and interest indications from among the bidders that were still active in the Process. However, Houlihan Lokey informed the Transaction Committee that AEI had indicated that its bid was forthcoming. Therefore, the Transaction Committee decided to proceed slowly with negotiations with Party A in order to allow AEI time to prepare a bid.

On June 1, 2017, on behalf of AEI, Kirkland and Ellis LLP (“Kirkland”) sent Dechert AEI’s initial markup of the merger agreement without an accompanying bid (on April 26, 2017, AEI had submitted an indication of interest at $9.00 per share). Dechert analyzed AEI’s markup from a legal standpoint and determined that it presented several significant issues apart from price. In particular, AEI had scaled back the antitrust covenant in the merger agreement by limiting the buyer entity’s obligation to obtain antitrust approval and had changed the proposed transaction structure from a two-step tender offer to a one-step merger, which would increase the time required to complete the transaction. AEI also deleted the “go-shop” provision and increased the termination fee from 2.25% of the Company’s equity value to 4% of the Company’s equity value. Furthermore, the Transaction Committee was concerned that, compared to Party A’s markup of the merger agreement, the expansive representations, warranties, covenants and conditions to closing in AEI’s markup would provide AEI with an unacceptable degree of optionality that increased the risk that the transaction would not be completed. There were also concerns that the buyer entity would be a shell company without any assets of its own. To be able to close a transaction with the Company, the buyer entity would be completely reliant on an equity commitment from funds affiliated with AEI (the “AEI Funds”).

Between June 1, 2017 and June 19, 2017, AEI and the Company had discussions regarding the initial markup of the merger agreement and the contemplated transaction. During such discussions, AEI indicated that it could agree to the Company’s approach to the antitrust covenant and to a two-step tender offer transaction structure, pending further review of the proposed language.

On June 7, 2017, the Transaction Committee met, with representatives of Houlihan Lokey in attendance at the request of the Transaction Committee, to discuss the Process and the status of the bids from AEI and Party A.

On June 11, 2017, a revised merger agreement was sent to Party A’s counsel which, along with other changes, accepted Party A’s deletion of the “go-shop” provision and rejected Party A’s insertion of the unlimited expense reimbursement obligation. Meanwhile, Dechert and the Company worked to prepare drafts of the Company’s disclosure schedules to be sent to AEI and Party A.

On June 14, 2017, one of Party A’s financial advisors contacted Houlihan Lokey and forwarded a revised offer from Party A at a price of $7.00 per share, which was a significant drop from Party A’s most recent bid of $8.85 per share and was below the $8.50 to $9.50 range expressed in Party A’s initial indication of interest. That same day, AEI submitted a written bid at a price of $8.06 per share, which was lower than the $9.00 per share price in AEI’s indication of interest. The Transaction Committee continued negotiations with both bidders in the interest of achieving the best acceptable price available for the Company and its shareholders with an acceptable level of certainty of closing and minimum optionality on the part of the buyer after signing the transaction agreement.

On June 17, 2017, Party A submitted a revised written bid at a price of $7.50 per share.

On June 19, 2017, Dechert sent a revised merger agreement to Kirkland which, along with other changes, accepted AEI’s deletion of the “go-shop” provision, proposed a compromise termination fee of 3%, rejected AEI’s changes to the antitrust covenant, provided for full specific performance as a remedy without any limitation on the Company’s ability to pursue money damages, and returned to the two-step tender offer transaction structure contemplated by the Company’s initial draft.

On June 22, 2017, Kirkland sent Dechert a revised merger agreement and an initial draft equity commitment letter between the AEI Funds and the proposed buyer entity. In this markup of the merger agreement and in accordance with prior discussions, AEI had agreed to the Company’s preferred two-step tender offer transaction structure and had retained the antitrust covenant. Despite these significant improvements over the prior draft, several issues remained. AEI had reverted to a 4% termination fee, and the Transaction Committee thought that the merger agreement provided AEI with an unattractive level of optionality after signing due to the extensive representations and covenants it contained and the fact that, while AEI was not requiring or proposing a debt financing condition, the buyer entity that would be party to the merger agreement would not have assets beyond a commitment from the AEI Funds to provide equity financing sufficient to consummate the transaction and that, as drafted, the equity commitment letter could leave the Company with no effective remedy if the shell company buyer entity was to refuse to perform its obligations under the merger agreement. In addition, in the Transaction Committee’s view, the equity commitment letter had serious limitations that raised questions about whether any agreement with the shell buyer entity would provide the Company with adequate remedies.

On June 23, 2017, Party D contacted Houlihan Lokey to express its interest in acquiring substantially all of the assets, but only certain unspecified liabilities, of the Company’s engineering, information technology and staffing solutions businesses at a proposed aggregate price of $125,000,000, subject to a working capital adjustment.

On June 25, 2017, Party A’s counsel sent Dechert a revised merger agreement. Dechert reviewed the markup from a legal standpoint and concluded that Party A had accepted many of the changes that had made in its most recent markup of the merger agreement. In addition, while Party A had re-inserted the expense reimbursement obligation that had been deleted from Party A’s initial markup, the provision now contemplated a monetary cap on the Company’s potential liability thereunder. Dechert and Party A’s counsel continued to discuss the proposed representations, warranties and interim operating covenants and other unresolved issues in the Party A revised agreement. At this stage in the Process, AEI’s bid of $8.06 per share was higher than Party A’s most recent written bid of $7.50 per share.

On June 27, 2017 and June 28, 2017, respectively, Dechert sent Party A’s counsel a revised draft of Party A’s markup of the merger agreement and an initial draft of the Company’s disclosure schedules. Party A’s counsel reviewed these drafts and responded by sending a revised merger agreement on June 29, 2017. Dechert reviewed this draft from a legal standpoint and concluded that, other than issues related to financing and price, the parties were reasonably close.

On June 30, 2017, Party A indicated to Houlihan Lokey that it was prepared to raise its bid to $8.00 per share if necessary. That same day, Dechert sent Kirkland an initial draft of the Company’s disclosure schedules as well as a revised merger agreement which incorporated changes designed to address the outstanding issues with the previous AEI markup from a legal standpoint. In particular, the revised draft proposed a termination fee of 3.5% and attempted to address the Transaction Committee’s concerns about optionality by requiring the AEI Funds to execute a limited guarantee with the Company which would provide funds equal to up to 30% of the aggregate purchase price to support the shell buyer in the event of a breach of the shell buyer’s obligations and which would permit the Company to enforce the buyer’s rights as a third-party beneficiary of the equity commitment letter.

On July 2, 2017, Party A submitted a revised written bid at a price of $8.50 per share and indicated that it was in the process of arranging its debt financing. That same day, the Transaction Committee met, with representatives of Houlihan Lokey and Dechert in attendance, to discuss Party A’s bid, which was the highest of the current bids. Dechert advised the Transaction Committee that Party A’s markup of the merger agreement was more favorable to the Company from a legal standpoint than AEI’s markup on key terms such as certainty of closing and could be quickly executed. That same day, Houlihan Lokey, at the direction of the Transaction Committee, discussed with AEI whether AEI was prepared to submit a revised bid of $8.60 per share, which AEI indicated would depend on their review of certain Company financial information to be provided by the Company.

On July 3, 2017, Dechert sent a revised merger agreement to Party A and had a call with Party A’s counsel in which Party A’s counsel requested that the Company enter into exclusivity with Party A for four weeks in order to provide time for Party A to arrange its financing for the potential acquisition. The Transaction Committee concluded that agreeing to a four week exclusivity period at that time would pose too significant a risk for the Company and jeopardize a successful conclusion of the Process. After extensive discussions with the assistance of Houlihan Lokey and Dechert, the Transaction Committee concluded that granting exclusivity to Party A would put the bid from AEI at risk and would prejudice the Company’s negotiating position with Party A. The Company would be severely compromised if Party A could not produce the financing or sought to renegotiate the terms of its bid, knowing that bids from other bidders would likely be weakened or disappear entirely during such a long period without contact. The Transaction Committee, with the assistance of Houlihan Lokey, discussed the likelihood of Party A being able to procure sufficient financing to fund the proposed merger. Following these discussions, the Transaction Committee decided not to enter into an exclusivity agreement with Party A and to instead continue with the Process.

In early July 2017, both Party A and AEI told Houlihan Lokey that they wanted to review the Company’s second quarter financial results before submitting final bids. Through the first two weeks of July 2017, AEI and Party A continued to conduct due diligence of the Company, their respective legal advisors continued to evaluate and negotiate the merger agreement, and the Company further revised its disclosure schedules.

On July 5, 2017, Kirkland sent Dechert a list of issues it felt were significant points in the negotiation of the merger agreement. The list included a number of issues on which AEI was willing to move toward the Company’s position and a number of others on which the Company could comfortably agree if need be to secure an attractive transaction. However, AEI continued to refuse to provide the requested limited guarantee from the AEI Funds and was not willing to commit funding to support the shell buyer to complete pre-closing requirements to get to a closing or for monetary damages in excess of 8% of the aggregate purchase price (as opposed to the Company’s proposal of 30%). AEI was willing to agree to the Company’s ability to pursue and receive specific performance of the buyer’s obligations in certain circumstances and the obligation of the AEI Funds to fund the buyer entity as required under the equity commitment letter (to which the Company would be a third-party beneficiary), but would not agree to obligate the AEI Funds to take any action other than to fund its equity commitment at closing or in connection with limited monetary damages.

On July 13, 2017, at the request of the Board, Houlihan Lokey provided copies of the Company’s unaudited second quarter financial results to AEI and Party A.

On July 14, 2017, after Houlihan Lokey, at the direction of the Board, called AEI and requested that AEI raise its bid, AEI raised its bid to $8.25 per share.

On July 15, 2017, Party A informed Houlihan Lokey that it decided not to pursue a transaction involving the Company, citing financing challenges and concern regarding the Company’s unaudited second quarter financial results. The Transaction Committee, with the assistance of Houlihan Lokey and Dechert, therefore continued to focus on the bid from AEI. Party C, Party E and now Party A had withdrawn from the process, while Party B, Party D and Party F had not yet submitted comprehensive bids for the whole Company (Party B had previously provided indications of interest on March 16, 2017 and April 17, 2017, which were both contingent on additional diligence), had appeared to have conducted limited due diligence and had not been actively engaged in the Process for some time, leading the Transaction Committee, after discussion and with the assistance of Houlihan Lokey, to doubt that Party B, Party D and Party F were still likely to be serious bidders for the Company.

On July 16, 2017, Dechert and Kirkland held conference calls to attempt to resolve outstanding issues in the merger agreement. On the evening of July 16, Kirkland informed Dechert that AEI required a one-week period of exclusivity to finalize the transaction documentation and that AEI would not engage on the remaining open issues in the transaction documents until the Company agreed to exclusivity.

On July 17, 2017, Party B contacted Houlihan Lokey and informed Houlihan Lokey that their bid at that time would be less than the $9.00 per share indicated in their prior indications of interest and remained contingent on additional diligence, which would require several weeks to conduct.

On July 18, 2017 the Board met with representatives of Houlihan Lokey and Dechert in attendance to discuss the Process and the request for exclusivity from AEI. After discussion of the status of the Process and of the negotiations with AEI, including consideration of the risks associated with a one-week exclusivity period, the Board authorized the Company to enter into a one-week period of exclusivity with AEI. After the Board meeting, Houlihan Lokey and Dechert informed AEI and Kirkland, respectively, and Dechert and Kirkland began negotiating the terms of an exclusivity agreement.

On July 19, 2017, the Company entered into an exclusivity agreement with AEI under which the Company agreed not to communicate with or solicit bids from other potential buyers until 11:59 p.m. on July 25, 2017 (subject to certain exceptions). That same day, Kirkland sent Dechert a revised draft of the equity commitment letter and an initial draft of the tender and support agreements which the Company’s officers and directors (as well as several trusts for descendants of Walter R. Garrison) would be required to sign as a condition to AEI’s willingness to enter into the merger agreement.

On July 20, 2017, Kirkland sent Dechert a revised markup of AEI’s draft of the merger agreement and an initial markup of the Company’s disclosure schedules. That same day, Dechert sent Kirkland a markup of the tender and support agreement. The terms of the equity commitment letter remained a significant issue between the Company and AEI. On July 22, 2017, Dechert and Kirkland had a conference call to discuss the equity commitment letter but were unable to reach an agreement on the scope of the obligations of the AEI Funds.

On July 24, 2017, Dechert sent revised drafts of the merger agreement and the disclosure schedules to Kirkland. Kirkland sent Dechert a revised merger agreement the next day, on which date Dechert also sent Kirkland a revised draft of the tender and support agreement. Kirkland reviewed the tender and support agreement and indicated that it presented no further issues and was therefore in agreed form.

On July 26, 2017, the Board met with representatives of Houlihan Lokey and Dechert in attendance. The Board discussed the Process and a potential merger agreement with AEI. At the Board’s meeting, Dechert delivered a presentation summarizing material provisions in the merger agreement. Houlihan Lokey reviewed with the Board the Process conducted to date and its preliminary financial analyses with respect to the Company and AEI’s most recent proposal. That same day, Kirkland sent Dechert a revised draft of the disclosure schedules.

Also on July 26, 2017, after expiration of the exclusivity period and without any contact during the exclusivity period, Party D informed Houlihan Lokey that it was considering submitting a revised indication of interest with an increased purchase price for the entire Company. Party D’s prior proposal, submitted on April 11, 2017, had been for only certain of the Company’s businesses. Houlihan Lokey informed the Transaction Committee and Dechert of this outreach from Party D. The Transaction Committee, with the assistance of Houlihan Lokey, discussed the scope of the diligence performed by Party D relative to that of other bidders, which Houlihan Lokey noted appeared to be significantly less extensive than the diligence conducted by the bidders making final bids. The Transaction Committee also considered the fact that Party D’s prior proposal was for only a portion of the Company’s business and engaging with another party could jeopardize the potential transaction with AEI, which was likely to be ready to execute within a few days. Houlihan Lokey was not directed to pursue a new proposal from Party D at this time.

On July 27, 2017, Dechert sent Kirkland revised drafts of the merger agreement, disclosure schedules, and equity commitment letter. That morning, the Transaction Committee met and determined that it was in the best interest of the Company and its shareholders to continue negotiating terms with AEI. Later that day, the Board met with representatives of Houlihan Lokey, Dechert and the Company’s Delaware legal counsel at Morris, Nichols, Arsht & Tunnell LLP (“Morris Nichols”) in attendance to discuss the prospective acquisition of the Company by AEI. Morris Nichols provided advice regarding Delaware law, which (subject to certain exceptions) governed the proposed merger agreement. Based on discussions with its legal and financial advisors and its review of the merger agreement and the benefits and drawbacks of the proposed transactions, the Board instructed its legal and financial advisors to continue pursuing a transaction with AEI. The Board adjourned the meeting until July 28, 2017.

On July 28, 2017, Party D contacted Houlihan Lokey to inform Houlihan Lokey that Party D wished to submit a revised offer for the Company (rather than only certain businesses as previously proposed by Party D) at an aggregate purchase price of $160 million and that it might make a joint bid with another potential strategic buyer (“Party G”) that had signed an NDA with the Company on April 14, 2017 but that had never submitted an indication of interest. The Transaction Committee engaged in discussions with the assistance of Houlihan Lokey and Dechert regarding the potential Party D proposal, and authorized Houlihan Lokey to provide the Company’s latest balance sheet and information regarding the Company’s accounts receivable to Party D and to inform Party D that the Company was potentially prepared to enter into a transaction over the coming weekend and that Party D would need to provide greater value along with high certainty of closing in any proposal it might make. Houlihan Lokey reviewed with the Transaction Committee the scope of the information provided to Party D and the Transaction Committee, with the assistance of Houlihan Lokey, discussed that it was unlikely that Party D could over the weekend arrange financing for a transaction by itself, but that it could potentially do so if Party G joined the bid.

Also on July 28, 2017, the Board reconvened with representatives of Houlihan Lokey and Dechert in attendance. The Board discussed the status of negotiations with AEI and received an update from the Transaction Committee, with assistance from Houlihan Lokey and Dechert, regarding the proposal from Party D. Based on discussions with its legal and financial advisors, the Board instructed its legal and financial advisors to continue pursuing a transaction with AEI and to coordinate with senior executives of the Company, AEI and Kirkland in order to finalize all necessary documents for a July 31, 2017 signing. The Board scheduled a Board meeting for July 30, 2017 to provide the Board with another opportunity to evaluate the proposed transactions and their attractiveness for the Company and its shareholders, which would also provide time for Party D to potentially submit a competing bid.

On July 29, 2017, Party D proposed to acquire the Company for $6.80 per share in a stock acquisition or $7.44 per share in an asset acquisition, in either case in a transaction conditioned upon certain asset and liability levels of the Company at closing. Houlihan Lokey informed the Transaction Committee of this revised proposal and, upon the instruction of the Transaction Committee, informed Party D that the revised proposal was not sufficiently attractive to the Company.

On the morning of July 30, 2017, Party D made a proposal to purchase 76% to 100% of the Company’s shares at a purchase price of $8.50 per share based on a total equity value of $160 million and subject to a potential reduction of $0.25 to $0.50 per share based on future changes in the Company’s current assets and liabilities. Party D indicated that it would be willing to sign a merger agreement quickly and with little to no negotiation.

Houlihan Lokey conveyed Party D’s proposal to the Transaction Committee. After discussion with the assistance of Houlihan Lokey, the Transaction Committee had questions regarding whether Party D actually had an agreement with Party G and whether Party D and Party G were really prepared to move forward in short order to sign a definitive agreement with sufficient certainty of closing. In an attempt to see if Party D could generate a genuine alternative to AEI’s offer, Dechert was instructed to prepare a draft merger agreement for Party D under which Party D and Party G would be jointly and severally obligated to acquire the Company on a firm commitment at a per share price of $8.50 with no financing conditions. Later that afternoon, Houlihan Lokey, at the direction of the Transaction Committee, sent the draft merger agreement to Party D and informed Party D that the merger agreement would need to be executed by the next day (July 31, 2017) and delivered to the Company if Party D wished to have its proposal considered by the Board.

Later in the day on July 30, 2017, the Board met with representatives of Houlihan Lokey and Dechert in attendance and weighed the advantages and disadvantages of both AEI’s offer and whether it was in the Company and its shareholders best interests to wait to determine if Party D’s proposal would produce a more attractive transaction. The Company’s legal and financial advisors discussed the benefits and drawbacks of executing an agreement with AEI or attempting to delay a transaction with AEI from a legal and financial standpoint, respectively. Party D’s proposal was potentially at a slightly higher price, though that was uncertain due to questions regarding whether Party D was using a full capitalization amount to calculate its per share price and regarding potential reductions in price associated with potential future changes in the Company’s working capital. The Party D proposal could potentially have produced an agreement on more favorable legal terms than AEI’s if in fact Party D and Party G would agree to be jointly and severally obligated to acquire the Company’s shares for $8.50 with no financing condition, but this was also uncertain due to the limited due diligence conducted by Party D to date, the absence of direct contact from Party G, and communications from Party D to Houlihan Lokey that arranging financing would require forty-five to sixty days (even assuming support from Party G). The Board believed that if the Company was to delay signing the merger agreement with AEI in order to further consider and develop Party D’s proposal, there would be a substantial risk that AEI would abandon its pursuit of an acquisition of the Company, in which case the Company would be left vulnerable if an attractive transaction with Party D failed to materialize, which the Board considered a significant possibility. At the Board’s meeting, Dechert delivered a presentation to the Board summarizing the Board’s fiduciary duties under Pennsylvania law, Morris Nichols provided advice regarding Delaware law and Houlihan Lokey reviewed with the Board its financial analyses with respect to the Company and the proposed transaction with AEI.

Based on the deliberations at the July 30, 2017 meeting, the Board concluded that it was in the best interest of the Company and its shareholders to proceed with the transaction with AEI. The Board therefore unanimously adopted a set of resolutions approving the merger agreement with AEI subject to delivery of an opinion from Houlihan Lokey as to the fairness, from a financial point of view, to the Company’s shareholders (other than Parent, Merger Sub and their respective affiliates) of the consideration to be received by such holders in the offer and merger pursuant to the merger agreement and subject to confirmation that there were no further updates regarding Party D or any other potential parties in advance of receipt of such opinion and signing the merger agreement the next morning. The Board adjourned the meeting until the morning of July 31, 2017.

Before the opening of trading of the Company’s shares on the New York Stock Exchange on July 31, 2017, the Board reconvened to further consider the proposed transactions, with senior executives of the Company and the Company’s legal and financial advisors in attendance. At the request of the Board, Houlihan Lokey reviewed and discussed its financial analyses with respect to the Company and the proposed transactions. Thereafter, at the request of the Board, Houlihan Lokey rendered its oral opinion to the Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Board dated July 31, 2017) as to, as of such date, the fairness, from a financial point of view, to the Company’s shareholders (other than Parent, Merger Sub and their respective affiliates) of the consideration to be received by such shareholders in the offer and merger pursuant to the merger agreement. The Board also received confirmation from Houlihan Lokey that it had received no response from Party D since the merger agreement was provided to Party D the day before. After further discussion, the Board confirmed the conclusions from the prior day’s Board meeting at which the Board had determined that the transaction with AEI was fair and in the best interests of the Company and its shareholders, and unanimously approved the Merger Agreement and the Transactions. On the morning of July 31, 2017, the Merger Agreement was executed and the Transactions were publicly disclosed.

On the afternoon of July 31, 2017, after public announcement of the Transactions, Party D contacted Houlihan Lokey to state that Party D and Party G would be willing to sign the merger agreement on August 2, 2017, subject to board and investor approval from Party G. After discussion with the Transaction Committee and Dechert, including regarding the Company’s obligations under the Merger Agreement, the Transaction Committee directed Houlihan Lokey to inform Party D of the Company’s obligations under the Merger Agreement and, out of an abundance of caution, directed Dechert to inform AEI of the communication from Party D.

Reasons for Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Company’s Board consulted with senior executives of the Company regarding, among other things, the industry in which the Company operates, the Company’s business and capital plans and the Company’s prospects as an independent, public company. In addition, the Board consulted with the Company’s financial advisor regarding the financial aspects of the transactions contemplated by the Merger Agreement, as well as the fairness, from a financial point of view, to the Company’s shareholders of the consideration to be received by such shareholders pursuant to the transactions, and with its legal counsel regarding the Board’s legal duties, the terms of the Merger Agreement, the equity commitment letter and related issues. In reaching its determination to approve the terms of the Offer and the Merger and its recommendation that holders of Shares accept the Offer and tender their Shares into the Offer and, if required by applicable law, adopt and approve the Merger Agreement, the Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation:

•	Offer Price. The Board considered:

•	the fact that the $8.25 per Share in cash to be paid as the Offer Price or Merger Consideration, as applicable, represents an implied premium of approximately:

•	33.1% to the $6.20 per share closing price for the Company’s Common Stock on July 28, 2017 (the last full trading day prior to the announcement of the Merger Agreement);

•	10.7% to the $7.45 per share closing price for the Company’s Common Stock on March 17, 2017 (the last full trading day prior to the Company’s announcement of its decision to explore strategic alternatives); and

•	8.6% to the $7.60 per share closing price for the Company’s Common Stock on March 21, 2017 (the first full trading day following the Company’s announcement of its decision to explore strategic alternatives).

•	the Board’s belief that, based on the history of the Company’s negotiations with AEI and Parent, it had obtained Parent’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable.

•	Cash Consideration; Certainty of Value. The Board considered the fact that the form of consideration payable to the Company’s shareholders will be cash, which will provide the Company’s shareholders with certainty of value and immediate liquidity, while reducing the market and long-term business risks related to the Company’s future growth prospects.

•	No Financing Condition. The Board considered the fact that the Offer and Merger are not subject to a financing condition. The Board also considered, the fact that Parent and Merger Sub had access to sufficient cash pursuant to the equity commitment letter to satisfy Parent’s and Merger Sub’s obligations under the Merger Agreement.

•	Business and Financial Condition of the Company. The Board considered the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects of the Company and the execution risks associated with the implementation of the Company’s business strategy and its belief, based on its familiarity with such financial condition, results, business, competitive position, properties, assets and prospects and the opinion provided by the Board’s financial advisor, that the all-cash Offer Price or Merger Consideration, as applicable, is fair consideration, from a financial point of view, for the Shares. The Board also considered the risk to the Company’s shareholders that the price of the Shares would decline further following the release of the Company’s second quarter 2017 financial results on August 8, 2017 if a transaction were not announced, which would increase pressure on the Company to enter into a transaction in the future but would diminish the Company’s negotiating leverage in such a transaction by reducing the market value of the Company. The Board weighed the certainty of realizing value for Shares in the Offer and the Merger compared to the uncertainty that trading values would approach the Offer Price in the foreseeable future, if ever, and the substantial risk and uncertainty associated with the Company (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and the Company’s subsequent Quarterly Reports on Form 10-Q).

•	Alternatives. The Board considered the potential benefits of exploring a sale transaction with alternative potential acquirors (and had previously considered other transactions such as a potential acquisition) and the likelihood that any such parties would engage in a transaction with the Company on the same timeframe as AEI and Parent and with a value and contractual terms and conditions superior to those contained in the Merger Agreement. The Board also considered the possibility of continuing as an independent, public company. Based on the value, timing, risk allocation and other terms and conditions negotiated with AEI and Parent, the Board ultimately determined that the Offer and the Merger are more favorable to the Company’s shareholders than any other strategic alternative reasonably available to the Company, including continuing as an independent, public company. The Board also reviewed and took into consideration the extensive discussions between the various interested third parties with respect to potential transactions with those third parties, the Board’s assessment as to the probability that a third party with the financial means would agree to a transaction at a higher price than Parent on similar terms to those agreed to with AEI and Parent, that any such agreed transaction would actually be consummated, and the fact that, at any time before the consummation of the Offer, the Company would retain the right to respond to certain unsolicited written Acquisition Proposals (as more fully described below in “—Other Terms of the Merger Agreement—Ability to Respond to Certain Unsolicited Acquisition Proposals.”).

•	Financial Analyses and Opinion of the Company’s Financial Advisor. The Board considered the financial analysis reviewed by Houlihan Lokey with the Board as well as the oral opinion of Houlihan Lokey rendered to the Board on July 31, 2017 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Board dated July 31, 2017), as to, as of July 31, 2017, the fairness, from a financial point of view, to the holders of Shares, other than Parent, Merger Sub and their respective affiliates (the “Excluded Holders”), of the Merger Consideration to be received by such holders in the Transactions pursuant to the Merger Agreement. See “—Opinion of the Company’s Financial Advisor—Houlihan Lokey Group L.L.C.”. The Board was aware that Houlihan Lokey would be entitled to a transaction fee based on the value of the Transactions currently estimated to be approximately $3.2 million, $100,000 of which became payable to Houlihan Lokey following the Company authorizing Houlihan Lokey to contact prospective acquirors, $500,000 of which became payable to Houlihan Lokey upon the rendering of its opinion to the Board and the remainder of which is contingent upon the consummation of the Transactions.

•	Negotiation Process and Procedural Fairness. The Board considered the fact that the terms of the Offer and Merger were the result of robust arms’-length negotiations between the parties at the direction of the Board and with the assistance of legal and financial advisors.

•	Tender Offer Structure; Speed of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure as a tender offer for the Shares, which subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, should allow shareholders to receive the consideration for their Shares in a relatively short time frame, followed by the Merger in which shareholders who do not validly exercise dissenters’ rights will receive the same consideration as received by those shareholders who tender their Shares in the Offer.

•	Likelihood of Completion. The Board considered its belief that the Offer and the Merger will likely be consummated, based on, among other factors:

•	the absence of any financing condition to consummation of the Offer or the Merger;

•	the reputation and financial condition of AEI and Parent’s access to AEI’s financial resources pursuant to the equity commitment letter;

•	the fact that the conditions to the Offer and Merger are specific and limited in scope;

•	that the only material regulatory filings that would be required to consummate the Offer and the Merger are (i) the filing of a pre-merger notification form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (which filing the Company made on July 31, 2017 and received early termination approval for on August 7, 2017), and (ii) the filing of a registration statement with Pennsylvania Securities Commission containing certain information prescribed by the Takeover Law (each as more fully described below in “Item 8. Additional Information—Regulatory Approvals”);

•	the Company’s ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including, in certain circumstances, the consummation of the Offer and the Merger, as well as the fact that, under the Merger Agreement, Parent and Merger Sub agreed that, under certain circumstances, specific performance is the appropriate remedy for breaches thereof;

•	the Company’s ability under the Merger Agreement to pursue limited monetary damages in the event that specific performance is not granted; and

•	the Company’s ability to enforce the obligations of Parent’s sponsor funds under the equity commitment letter.

•	Other Terms of the Merger Agreement. The Board considered other terms of the Merger Agreement, which are more fully described in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase. Certain provisions of the Merger Agreement that the Board considered important included:

•	Minimum Condition. Consummation of the Offer is conditioned on there being validly tendered into the Offer, and not validly withdrawn prior to the then scheduled expiration of the Offer, a number of Shares that, together with the Shares owned by Parent and Merger Sub (if any), represents at least a majority of the sum of (i) all Shares then outstanding and (ii) all Shares issuable upon the exercise or vesting, as applicable, of all Company Options and Company TVDS awards (such condition, the “Minimum Condition”), which Minimum Condition, if satisfied, would demonstrate strong support for the Offer and the Merger by holders of Shares;

•	Ability to Respond to Certain Unsolicited Acquisition Proposals. The fact that, under the terms of the Merger Agreement, at any time before the consummation of the Offer, if the Company receives an unsolicited written Acquisition Proposal (as defined in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase) that did not result from a breach of the Company’s non-solicitation obligations under the Merger Agreement that the Board determines in good faith, after consultation with the Company’s outside legal and financial advisors and based on information then available, constitutes, or could reasonably be expected to lead to or result in, a Superior Proposal (as defined in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase), the Company may provide confidential information (pursuant to a customary confidentiality agreement on terms no less favorable to the Company, in the aggregate, than those contained in the Belcan NDA or the AEI NDA and subject to provision of the same confidential information to Parent) and/or engage in discussions or negotiations with the person or entity making such Acquisition Proposal;

•	Ability to Accept a Superior Proposal. The fact that, under the terms of the Merger Agreement, at any time before the consummation of the Offer, in response to an unsolicited written Acquisition Proposal from any person that the Board determines in good faith, after consultation with its outside counsel and financial advisor, (i) constitutes a Superior Proposal and (ii) the failure to approve or recommend such Superior Proposal would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, the Board may change its recommendation that holders of Shares accept the Offer and tender their Shares into the Offer and/or terminate the Merger Agreement and cause the Company to enter into a definitive agreement with respect to a Superior Proposal, subject to a four (4) business day match period that would provide Parent the opportunity to negotiate with the Company in order to amend the Merger Agreement. If the Company terminates the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal, the Company will have an obligation to pay to Parent a termination fee of $5,512,802 (the “Termination Fee”). The Board believed the Termination Fee, representing approximately 3.5% of the equity value of the Company at the Offer Price, would not unreasonably deter another party with the strategic interest and financial capability from making a competing proposal for the Company;

•	Ability to Make a Change in Recommendation in response to an Intervening Event. The fact that, under the terms of the Merger Agreement, at any time before the consummation of the Offer, in response to the occurrence or arising of a material development, event, fact, occurrence or material change in circumstances (other than an Acquisition Proposal) that was not known to or reasonably foreseeable by the Board as of the date of the Merger Agreement, the Board may change its recommendation that holders of Shares accept the Offer and tender their Shares into the Offer if the Board determines, after consultation with its outside counsel and financial advisor, that failure to take such action would reasonably be expected to be inconsistent with the Board’s fiduciary duties under applicable law; provided, that the Company has provided Parent four (4) business days’ prior written notice advising Parent that it intends to take such action and specifying, in reasonable detail, the reasons for such action;

•	Extension of the Offer. The fact that, under the terms of the Merger Agreement, while Merger Sub’s obligation to accept and pay for all Shares that have been validly tendered into the Offer and not properly withdrawn is subject to a number of conditions (the “Offer Conditions”), Merger Sub is required to extend the Offer beyond the initial Offer Expiration Time in consecutive increments of up to ten (10) business days if any Offer Condition has not been satisfied or waived (but not beyond the earlier of October 30, 2017 (the “End Date”) and the termination of the Merger Agreement in accordance with its terms and, if the Minimum Condition is the sole unsatisfied condition, for no longer than thirty (30) business days in the aggregate); and

•

Dissenters’ Rights. The Board considered the availability of statutory dissenters’ rights under Pennsylvania law in connection with the Merger for holders of Shares who do not tender their Shares into the Offer and, if applicable, do not vote their Shares in favor of adoption and approval of the Merger Agreement (and who otherwise comply with the statutory requirements of Pennsylvania law), and who believe that exercising such rights would yield them a greater per Share amount than the Offer Price, which dissenters’ rights avoid delays in the transaction so that other holders of Shares will be able to receive the Offer Price for their Shares in the Offer and Merger, as applicable.

In reaching its determinations and recommendations described above, the Board also considered the following potentially negative factors:

•	No Participation in the Company’s Future. The Board considered that if the Offer and Merger are consummated, holders of Shares will receive the Offer Price and/or the Merger Consideration in cash and will no longer have the opportunity to (i) participate in any future earnings or growth of the Company or (ii) benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions;

•	Non-Solicitation Covenant. The Board considered that the Merger Agreement imposes restrictions on soliciting competing Acquisition Proposals from third parties;

•	Termination Fees. The Board considered the fact that the Company must pay Parent a Termination Fee representing approximately 3.5% of the equity value of the Company at the Offer Price if (i) the Company terminates the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (ii) Parent terminates the Merger Agreement because the Board has changed its recommendation, (iii) Parent terminates the Merger Agreement because the Company has intentionally and knowingly (i.e., both the action that constituted the breach was deliberate and not inadvertent and, at the time, those taking or authorizing such action knew that such action would constitute a material breach) breached any material provision of its non-solicitation obligations, or (iv)(A) either party terminates the Merger Agreement because the Merger has not been consummated by the End Date or Parent terminates the Merger Agreement as a result of an intentional and knowing breach of the Merger Agreement by the Company, (B) prior to such termination an Acquisition Proposal was made to the Board or the Company or publicly announced and (C) the Company consummates, or enters into a definitive agreement regarding, an Acquisition Transaction within twelve (12) months following the termination of the Merger Agreement. The Board determined that these Termination Fee provisions would not unreasonably deter another party with the strategic interest and financial capability from making a competing proposal for the Company;

•	Newly Formed Entities. The Board considered the fact that Parent and Merger Sub are newly formed entities with no assets other than equity commitments, that the obligations of the AEI funds under the equity commitment letter are limited to providing equity funding to Parent when certain conditions are met and that, notwithstanding the Company’s specific performance remedy under the Merger Agreement, if the Company seeks and is not granted specific performance the Company’s remedy for monetary damages in the event of breach of the Merger Agreement by Parent or Merger Sub in which specific performance was not granted may be limited to $12,600,690;

•	Expense Reimbursement. The Board considered the fact that the Company must reimburse Parent for up to $2,500,000 of reasonable and documented out-of-pocket fees and expenses (including attorneys’ fees) incurred by Parent and its affiliates on or prior to the termination of the Merger Agreement if (i) either party terminates the Merger Agreement because the Offer has not been consummated by the End Date and the sole unsatisfied Offer Condition is the failure of the Minimum Condition or (ii) Parent terminates the Merger Agreement because the Company has materially breached or failed to perform its representations, warranties or covenants thereunder and such breach or failure to perform amounts to an unsatisfied Offer Condition that is incapable of being cured (or has not been cured) by the earlier of the End Date or thirty (30) days after written notice has been given to Parent by the Company of such breach or failure to perform. Any expenses reimbursed are creditable against any Termination Fee the Company may have to pay.

•	Interim Operating Covenants. The Board considered that the Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Offer, requiring the Company to, and to cause its subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course and to maintain and preserve intact its business organization, assets and technology and material business relationships. In addition, the Merger Agreement requires the Company not to, and to not permit any of its subsidiaries to, take certain actions between signing and closing, including, among other things and subject to certain exceptions, splitting, reclassifying, encumbering and transferring its securities, amending its articles of incorporation or By-Laws, merging or consolidating with entities (other than Parent and Merger Sub in connection with the Transactions), selling, leasing or otherwise disposing of its material real or personal property, entering into or terminating contracts that would constitute Material Contracts under the terms of the Merger Agreement, making material changes to its employee benefits arrangements or accounting methods, principles or practices, or implementing or announcing any plant closings or material staff employee layoffs (as more fully described in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase);

•	Risks the Offer and Merger May Not Be Completed. The Board considered the risk that the conditions to the Offer may not be satisfied and that, therefore, Shares may not be purchased pursuant to the Offer and the Merger may not be consummated. The Board also considered the risks and costs to the Company if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on business and customer relationships and the potential effect on the trading price of the Shares;

•	Potential Conflicts of Interest. The Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company;” and

•	Taxable Consideration. The Board considered that the all-cash consideration in the Offer and the Merger generally would be taxable to the holders of Shares.

The foregoing discussion of the factors considered by the Board is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Board. After considering these factors, the Board concluded that the positive factors relating to the Merger Agreement and the Transactions, including the Offer and the Merger, outweighed the potential negative factors. The Board collectively reached the conclusion to approve the Merger Agreement and the Transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Board believed were appropriate. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the Transactions, including the Offer and the Merger, and the complexity of these matters, the Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weight to different factors.

Intent to Tender

As of the close of business on August 11, 2017, the directors and executive officers of the Company beneficially owned 1,686,583 Shares (not including any Shares underlying unvested equity awards), representing approximately 9% of the Company’s outstanding Shares. All of the directors and executive officers of the Company (as well as several trusts for descendants of Walter R. Garrison) have executed tender and support agreements that, subject to certain exceptions, require them to tender all Shares held beneficially by them into the Offer.

The foregoing descriptions of the tender and support agreements do not purport to be complete and are qualified in their entirety by reference to the Form of Tender and Support Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference. In addition, certain exceptions to the tender and support agreements, particularly with regards to the ability of signatories to make charitable donations of their Shares and the ability of signatories which are trusts to release Shares pursuant to the withdrawal rights of the trusts’ beneficiaries, were separately negotiated with each signatory and differ from what is presented in the Form of Tender and Support Agreement.

Opinion of the Company’s Financial Advisor

On July 31, 2017, Houlihan Lokey rendered its oral opinion to the Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Board dated July 31, 2017), to the effect that, as of July 31, 2017, the Merger Consideration to be received by the holders of Shares was fair, from a financial point of view, to such holders (other than the Excluded Holders).

HOULIHAN LOKEY’S OPINION WAS DIRECTED TO THE BOARD (IN ITS CAPACITY AS SUCH) AND ONLY ADDRESSED THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, TO THE HOLDERS OF SHARES OTHER THAN THE EXCLUDED HOLDERS OF THE MERGER CONSIDERATION TO BE RECEIVED BY SUCH HOLDERS IN THE TRANSACTIONS PURSUANT TO THE MERGER AGREEMENT AND DID NOT ADDRESS ANY OTHER ASPECT OR IMPLICATION OF THE TRANSACTIONS OR ANY AGREEMENT, ARRANGEMENT OR UNDERSTANDING ENTERED INTO IN CONNECTION THEREWITH OR OTHERWISE. THE SUMMARY OF HOULIHAN LOKEY’S OPINION IN THIS SCHEDULE 14D-9 IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF ITS WRITTEN OPINION, WHICH IS ATTACHED AS ANNEX A TO THIS SCHEDULE 14D-9 AND DESCRIBES THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN AND OTHER MATTERS CONSIDERED BY HOULIHAN LOKEY IN CONNECTION WITH THE PREPARATION OF ITS OPINION. HOWEVER, NEITHER HOULIHAN LOKEY’S OPINION NOR THE SUMMARY OF ITS OPINION AND THE RELATED ANALYSES SET FORTH IN THIS SCHEDULE 14D-9 ARE INTENDED TO BE, AND DO NOT CONSTITUTE ADVICE OR A RECOMMENDATION TO THE BOARD, ANY SECURITY HOLDER OF THE COMPANY OR ANY OTHER PERSON AS TO WHETHER OR NOT TO TENDER ANY SHARES PURSUANT TO THE OFFER OR HOW TO ACT OR VOTE WITH RESPECT TO ANY MATTER RELATING TO THE TRANSACTIONS.

In arriving at its opinion, Houlihan Lokey, among other things:

(1)	reviewed an execution copy of the Merger Agreement received on July 30, 2017;

(2)	reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

(3)	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including financial projections prepared by the management of the Company relating to the Company for the fiscal years ending December 31, 2017 through 2019 (the “Projections”), estimates of certain tax assets of the Company (the “Tax Assets”), and estimates of the Company’s ability to utilize such Tax Assets to achieve future tax savings on a standalone basis (the “Estimated Tax Savings”);

(4)	spoke with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transactions and related matters;

(5)	compared the financial and operating performance of the Company with that of other companies with publicly traded equity securities that Houlihan Lokey deemed to be relevant; and

(6)	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that (a) the Projections were reasonably prepared in good faith and were the best currently available projections of management of the Company as to the future financial results and condition of the Company; and (b) the Tax Assets and Estimated Tax Savings were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company as to the amount of such Tax Assets and Estimated Tax Savings. At the Company’s direction, Houlihan Lokey assumed that the Projections, the Tax Assets and the Estimated Tax Savings provided a reasonable basis on which to evaluate the Company and the Transactions and Houlihan Lokey, at the Company’s direction, used and relied upon the Projections, the Tax Assets and the Estimated Tax Savings for purposes of its analyses and opinion. Houlihan Lokey expressed no view or opinion with respect to the Projections, the Tax Assets, the Estimated Tax Savings or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transactions would be satisfied without waiver thereof, and (d) the Transactions would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Transactions would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transactions would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Transactions or the Company that would be material to Houlihan Lokey’s analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect from the execution copy of the Merger Agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company was or may have been a party or was or may have been subject.

Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Houlihan Lokey did not express any opinion as to the price or range of prices at which the Shares may be purchased or sold, or otherwise be transferable, at any time.

Houlihan Lokey’s opinion was furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transactions and may not be used for any other purpose without Houlihan Lokey’s prior written consent. The opinion was not intended to be, and does not constitute, a recommendation to the Board, the Company, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transactions or otherwise, including whether holders of Shares should tender such shares pursuant to the Offer.

Houlihan Lokey’s opinion only addressed the fairness, from a financial point of view, to the holders of Shares other than the Excluded Holders of the Merger Consideration to be received by such holders in the Transactions pursuant to the Merger Agreement and did not address any other aspect or implication of the Transactions, any related transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise. Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transactions, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transactions or otherwise (other than the Merger Consideration to the extent expressly specified in the opinion), (iii) the fairness of any portion or aspect of the Transactions to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of the opinion, (iv) the relative merits of the Transactions as compared to any alternative business strategies or transactions that might have been available for the Company or any other party, (v) the fairness of any portion or aspect of the Transactions to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Parent, or Merger Sub, or any of their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transactions, (vii) the solvency, creditworthiness or fair value of the Company, Parent, Merger Sub or any other participant in the Transactions, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transactions, any class of such persons or any other party, relative to the Merger Consideration or otherwise. Furthermore, Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey, with the consent of the Board, relied on the assessments by the Board, the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, the Transactions or otherwise.

In preparing its opinion to the Board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the proposed Transactions and an evaluation of the results of those analyses is not entirely mathematical. As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment. The estimates contained in the Projections and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Board in evaluating the proposed Transactions. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Merger Consideration or of the views of the Board or management with respect to the Transactions or the Merger Consideration. The type and amount of consideration payable in the Transactions were determined through negotiation between the Company, AEI and Parent and the decision to enter into the Merger Agreement was solely that of the Board.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Board on July 31, 2017. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial and operating metrics, including:

•	Enterprise Value. Generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the value as of such date of its net debt (the value of its outstanding indebtedness, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

•	Adjusted EBITDA. Generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, adjusted for certain non-recurring items.

Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were based on the closing price of the common stock of the selected companies listed below as of July 28, 2017. The estimates of the future financial and operating performance of the Company relied upon for the financial analyses described below were based on the Projections. The implied per share value reference ranges indicated by the selected companies and discounted cash flow analyses reflected certain estimated future tax savings from the Company’s net operating loss tax carryforwards and/or other tax attributes based on the Company Projections, estimates of the Company’s estimated net operating loss tax carryforwards and other information provided by Company management. In addition, for purposes of the selected companies and discounted cash flow analyses, the Company’s time-vested deferred stock was treated as a liability.

Selected Companies Analysis. Houlihan Lokey reviewed certain data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•	Enterprise value as a multiple of revenue for the last twelve months, or “LTM Revenue”

•	Enterprise value as a multiple of revenue for the next fiscal year, or “NFY Revenue”; and

•	Enterprise value as a multiple of Adjusted EBITDA for the fiscal year following the next fiscal year, or “NFY + 1 Adjusted EBITDA.”

The selected companies and corresponding multiples were:

Enterprise Value to
	Revenue		Adjusted EBITDA
	LTM	NFY	NFY + 1
Engineering Services
AECOM	0.50x	0.48x	8.0x
Fluor Corporation	0.31x	0.30x	6.3x
Jacobs Engineering Group Inc.	0.60x	0.60x	8.4x
Staffing
Computer Task Group, Incorporated	0.25x	0.25x	7.2x
Kelly Services, Inc.	0.16x	0.15x	7.6x
Kforce Inc.	0.47x	0.46x	7.4x
ManpowerGroup Inc.	0.38x	0.37x	8.0x
On Assignment, Inc.	1.25x	1.22x	9.5x

Taking into account the results of the selected companies analysis, Houlihan Lokey applied multiple ranges of 0.15x to 0.20x to the Company’s LTM Revenue (ended June 30, 2017), 0.15x to 0.20x to the Company’s estimated NFY Revenue (2017) and 7.0x to 8.0x to the Company’s estimated NFY + 1 Adjusted EBITDA (2018). The selected companies analysis indicated implied value reference ranges for the Shares of $6.37 to $8.32 per share based on LTM Revenue, $6.47 to $8.47 per share based on NFY Revenue and $6.34 to $7.18 per share based on NFY + 1 Adjusted EBITDA, as compared to the Merger Consideration of $8.25 per share in the Transactions pursuant to the Merger Agreement.

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of the Company based on the Projections. Houlihan Lokey applied perpetual growth rates ranging from 2.5% to 3.5% and discount rates ranging from 14.0% to 15.0%. The discounted cash flow analysis indicated an implied value reference range for the Shares of $4.49 to $5.47 per share, as compared to the Merger Consideration of $8.25 per share in the Transactions pursuant to the Merger Agreement.

Other Matters

Houlihan Lokey was engaged by the Company to act as its financial advisor in connection with a potential transaction involving the Company. The Company engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide investment banking and financial advisory services in connection with mergers and acquisitions, financings and financial restructurings. Pursuant to its engagement by the Company Houlihan Lokey will receive a transaction fee based on the value of the Transactions currently estimated to be approximately $3.2 million, $100,000 of which became payable to Houlihan Lokey following the Company authorizing Houlihan Lokey to contact prospective acquirors, $500,000 of which became payable to Houlihan Lokey upon the rendering of its opinion to the Board and the remainder of which is contingent upon the consummation of the Transactions. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, or any other party that may be involved in the Transactions and their respective affiliates or any currency or commodity that may be involved in the Transactions.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, other participants in the Transactions or certain of their respective affiliates in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of its and their respective employees may have committed to invest in private equity or other investment funds managed or advised by AEI, other participants in the Transactions or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with AEI, other participants in the Transactions or certain of their respective affiliates, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, other participants in the Transactions or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Certain Forecasts

Important Information Concerning the Forecasts

Other than quarterly financial guidance provided to investors, which may cover such areas as revenue, gross profit and operating expenses, among other items, and which it may update from time to time, the Company does not currently, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates. In addition, the Company’s management does not currently, as a matter of course, prepare multi-year prospective financial information. However, in connection with the Process, certain non-public projected financial data relating to the Company for the years 2017 through 2019 was prepared in March of 2017 by or at the direction of, and approved for Houlihan Lokey’s use by, management of the

Company (the “Forecasts”). The Forecasts were provided to potential acquirors (including Parent and AEI), to the Board to assist the Board in its evaluation of the proposed Offer and the Merger, and to Houlihan Lokey who were authorized to rely upon the Forecasts in providing financial advice to the Board in connection with the Offer and the Merger.

The following is a summary of the Forecasts (with dollar amounts in thousands):

	Fiscal Year Ending December 31,
	2017 (estimated)	2018 (estimated)	2019 (estimated)
Revenue	$759,267	$905,604	$993,459
Revenue Growth	(5.7)%	19.3%	9.7%
Cost of Services	$607,080	$719,550	$784,735
Gross Profit	$152,188	$186,055	$208,723
Depreciation & Amortization	$9,055	$9,300	$9,102
EBITDA (1)	$(4,168)	$15,900	$34,047

(1)	EBITDA represents earnings before interest, taxes, depreciation and amortization.

Additional Information Concerning the Forecasts

The summary of the Forecasts is included in this Schedule 14D-9 solely to give the Company’s shareholders access to certain financial Forecasts that were provided to the Board, potential acquirors and Houlihan Lokey, and is not being included in this Schedule 14D-9 to influence a Company shareholder’s decision whether to tender Shares into the Offer or for any other purpose. The Forecasts were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. The Forecasts are forward-looking statements.

No independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts. The KPMG LLP report included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 relates solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting. Such reports do not extend to the Forecasts and should not be read to do so.

By including the Forecasts in this Schedule 14D-9, neither the Company nor any of its representatives has made or makes any representation to any person regarding the information included in the Forecasts or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Forecasts. The Company has made no representation to Parent or Merger Sub, in the Merger Agreement or

otherwise, concerning the Forecasts. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or Houlihan Lokey or any other person considered, or now considers, the Forecasts to be material or necessarily predictive of actual future results or events, and the Forecasts should not be relied upon as such.

The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the Forecasts, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain. Because the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and results in the Forecasts not being achieved include, but are not limited to, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and the Company’s subsequent Quarterly Reports on Form 10-Q, and in “Item 8. Additional Information—Cautionary Statement Regarding Forward-Looking Statements,” which is incorporated herein by reference. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of future results.

The Forecasts were developed for the Company on a standalone basis without giving effect to the Offer and the Merger, and therefore, the Forecasts do not give effect to the Offer, the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Forecasts do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

The Forecasts summarized in this section were prepared in March of 2017 prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

IN LIGHT OF THE FOREGOING FACTORS AND THE UNCERTAINTIES INHERENT IN THE FORECASTS, READERS OF THIS SCHEDULE 14D-9 ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FORECASTS.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to Shares have been effected during the sixty (60) days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, securities by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

Merger-Related Compensation to Named Executive Officers of the Company

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that could become payable to each of the Company’s named executive officers, and that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such terms are used to describe the transaction-related compensation that could become payable to the Company’s named executive officers.

Pursuant to the terms of the Company TVDS Awards granted to Messrs. Castleman and Short, the Company’s named executive officers will become fully vested in a portion of their Company TVDS Awards while a further portion of their Company TVDS Awards are subject to partial vesting in the event of a termination of executive’s employment by the Company without cause within one (1) year following the consummation of the Merger. These arrangements are described in more detail above in the section titled “Item 3. Past Contracts, Transaction, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company— Employment Agreements and other Arrangements with Executive Officers.” All of the Company Options, Company SARs and Company Performance Units held by any executive officer of the Company are expected to be forfeited and cancelled in connection with the Merger, with no compensation due.

The amounts indicated in the table below titled “Golden Parachute Compensation” are estimates of the amounts that would be payable, assuming, solely for purposes of this table, that (i) the Merger is consummated on September 15, 2017 (the “Assumed Merger Date”), (ii) the Offer Price is $8.25, (iii) each of the named executive officers experiences a termination by the Company without cause on the date that is three (3) months after Assumed Merger Date and (iv) the value of equity awards is calculated based on the number of Shares subject to outstanding equity awards held by each named executive officer as of the filing of this Schedule 14D-9. Accordingly, the amounts received by Mr. Castleman or Mr. Short in connection with the Merger may materially differ from the amounts set forth below. As described below, some of the amounts set forth in the table below would be payable by virtue of the consummation of the Merger (“single-trigger” payments), while other amounts would be payable only if a qualifying termination of employment occurs following the consummation of the Merger (“double-trigger” payments).

Golden Parachute Compensation

Name	Cash ($) (1)	Equity ($)		Total ($)
Michael S. Castleman	250,000	415,075	(2)	665,075	(4)
Brian D. Short	100,000	282,250	(3)	382,250	(5)

(1)

Represents the unpaid amount of the retention bonus for each of Messrs. Castleman and Short which will be paid within five days following the Merger. These retention bonuses are a single-trigger arrangement. Although not contingent upon a sale of the Company, if Mr. Castleman’s or Mr. Short’s employment were to be terminated by the Company without cause at any time, Messrs. Castleman and Short would be entitled to receive certain severance payments, as described in greater detail in “Item 3. Past Contracts, Transaction, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company— Employment Agreements and other Arrangements with Executive Officers,” generally consisting of salary continuation for up to one year following termination and, for Mr. Castleman, a pro-rated bonus for the year of termination based upon the Company’s performance. The severance amounts payable in connection with a termination that occurs within one year following a sale of the Company may be reduced depending upon whether and when the executive obtains subsequent employment.

(2)	Represents (i) the accelerated vesting and settlement of two full tranches of Shares (comprising 43,750 Shares) under the Company TVDS Award granted to Mr. Castleman on January 25, 2017, the value of which Shares is $360,938 and (ii) the acceleration of 6,562 Shares under the Company TVDS Award granted to Mr. Castleman on January 25, 2017, assuming that Mr. Castleman’s employment was terminated by the Company without cause on the date that is three (3) months after the Assumed Merger Date, the value of which Shares is $54,137. The amount specified in clause (i) is a single-trigger arrangement while the amount specified in clause (ii) is a double-trigger arrangement that is payable only upon a termination of Mr. Castleman’s employment by the Company without cause within one (1) year following the Merger. Although not contingent upon a sale of the Company, under his employment agreement with the Company, upon a termination of his employment by the Company without cause, Mr. Castleman is entitled to pro-rated vesting with respect to each tranche of Shares that remains unvested under the Company TVDS Award granted to him on October 28, 2014. Thus, if Mr. Castleman’s employment were to be terminated by the Company without cause on December 15, 2017, Mr. Castleman would be entitled to the accelerated vesting of 15,168 Shares (including accrued but unpaid dividend equivalents thereon) having a value of $125,136. In addition, although also not contingent upon a sale of the Company, pursuant to terms of the Company’s executive stock purchase opportunity program, upon a termination of his employment by the Company without cause, Mr. Castleman is entitled to accelerated vesting of all unvested matching grant Company TVDS Awards, or 1,699 Shares (including accrued but unpaid dividend equivalents thereon), having a value of $14,017.
(3)	Represents (i) the accelerated vesting and settlement of two full tranches of Shares (comprising 29,750 Shares) under the Company TVDS Award granted to Mr. Short on January 25, 2017, the value of which Shares is $245,438 and (ii) the acceleration of 4,462 Shares under the Company TVDS Award granted to Mr. Short on January 25, 2017, assuming that Mr. Short’s employment was terminated by the Company without cause on the date that is three (3) months after the Assumed Merger Date, the value of which Shares is $36,812. The amount specified in clause (i) is a single-trigger arrangement while the amount specified in clause (ii) is a double-trigger arrangement that is payable only upon a termination of Mr. Short’s employment by the Company without cause within one (1) year following the Merger.
(4)	Comprises $610,937 that is subject to single-trigger arrangements and $54,137 that is subject to double-trigger arrangements.
(5)	Comprises $345,438 that is subject to single-trigger arrangements and $36,812 that is subject to double-trigger arrangements.

Regulatory Approvals

The Offer is conditioned on satisfaction of the conditions that all waiting periods under the HSR Act will have expired or been terminated. This condition has been satisfied as of August 7, 2017 by the FTC’s grant of early termination (as more fully described below in “—United States Antitrust Laws”).

United States Antitrust Laws

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. See Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase.

The FTC and the Antitrust Division scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the FTC or the Antitrust Division could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Company. Private parties (including individual states) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

The Company and Parent filed Premerger Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division on July 31, 2017. On August 7, 2017, the Company was informed that the FTC granted early termination of the waiting period under the HSR Act with respect to the proposed transaction.

Dissenters’ Rights

No dissenters’ rights are available in connection with the Offer. However, if the Merger is (a) submitted to the shareholders for approval and the Shares are not (i) listed on the NYSE or another securities exchange or (ii) held beneficially or of record by 2,000 or fewer persons or (b) consummated in accordance with the requirements of Section 321(d) of the PBCL, shareholders who have not tendered their shares into the Offer will be entitled to certain rights under Subchapter D of Chapter 15 of the PBCL, including the right to dissent and obtain payment of the fair value of their Shares. Under the PBCL, dissenting shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the “fair value” of their Shares immediately prior to the Effective Time, which “fair value” will exclude any element of value arising from the consummation or expectation of the Merger. Shareholders would also be entitled to receive interest on such amounts from the date of consummation of the Merger. Shareholders should realize that the amount determined to be the fair value in any appraisal proceeding may be higher or lower than the amount to be paid pursuant to the Offer or in the Merger.

Holders of the Shares should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to “fair value” under Subchapter D of Chapter 15 of the PBCL. Moreover, Parent could argue in a valuation proceeding that, for purposes of such a proceeding, the fair value of Shares held by holders dissenting under Subchapter D of Chapter 15 of the PBCL is less than the price paid in the Offer. If any shareholder who exercises his or her rights under Subchapter D of Chapter 15 of the PBCL fails to perfect, or effectively withdraws or loses such rights, such holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement.

FAILURE TO FOLLOW THE STEPS REQUIRED BY THE PBCL FOR PERFECTING DISSENTERS’ RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. SHAREHOLDERS CONTEMPLATING THE EXERCISE OF SUCH DISSENTERS’ RIGHTS SHOULD CAREFULLY REVIEW THE PROVISIONS OF SUBCHAPTER D OF CHAPTER 15 OF THE PBCL, PARTICULARLY THE PROCEDURAL STEPS REQUIRED TO PERFECT SUCH RIGHTS, AND CONSULT WITH THEIR LEGAL AND FINANCIAL ADVISORS.

The foregoing summary of the rights of dissenting shareholders under the PBCL does not purport to be a statement of the procedures to be followed by the shareholders desiring to exercise any dissenters’ rights under Pennsylvania law. The foregoing discussion is not a complete statement of law pertaining to dissenters’ rights under Pennsylvania law and is qualified in its entirety by reference to Pennsylvania law.

DISSENTERS’ RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IN THE EVENT THE MERGER IS COMPLETED. SHAREHOLDERS WHO TENDER THEIR SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE DISSENTERS’ RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE IN EXCHANGE FOR THEIR TENDERED SHARES.

Anti-Takeover Statutes

Business Combinations

Subchapter F of Chapter 25 of the PBCL prohibits a registered corporation from engaging in any “business combination” (defined to include a merger and certain other transactions) with any “interested shareholder” (generally, a person that is (1) the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors or (2) an affiliate or associate of the corporation and at any time within the five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors) other than, among other things, a business combination approved by the board of directors of the corporation prior to the interested shareholder’s share acquisition date (i.e., the date on which the interested shareholder reached the requisite 20% beneficial ownership threshold described above), or where the purchase of shares made by the interested shareholder on the interested shareholder’s share acquisition date had been approved by the board of directors of the corporation prior to the shareholder’s share acquisition date. The Board has approved Merger Sub’s acquisition of shares pursuant to the Offer, the Merger and the Top-Up Option and therefore Subchapter F of Chapter 25 of the PBCL does not apply to the Offer, the Merger or the Top-Up Option.

Pennsylvania Takeover Disclosure Law

The Pennsylvania Takeover Disclosure Law (the “Takeover Law”) provides that it is unlawful for any person (except for certain persons described in the Takeover Law) to make a takeover offer (as defined in the Takeover Law) involving a target company or to acquire any equity securities of the target company pursuant to the offer, unless at least twenty (20) days prior thereto, the person making the offer (1) files with the Pennsylvania Securities Commission a registration statement containing certain information prescribed by the Takeover Law, (2) sends a copy of the registration statement by certified mail to the target company at its principal office and (3) publicly discloses the offering price of the proposed offer and the fact that a registration statement has been filed with the Pennsylvania Securities Commission, unless the securities or the offer are exempt from such requirements. An offer as to which the target company, acting through its board of directors, recommends acceptance to its shareholders, if at the time such recommendation is first communicated to the shareholders, the offeror has filed a notice with the Pennsylvania Securities Commission containing certain information described in the Takeover Law, is exempt from such registration and related requirements. The Board approved the Offer and purchase of tendered Shares by Merger Sub in accordance with the Merger Agreement, and Merger Sub filed a notice with the Pennsylvania Securities Commission as required by the Takeover Law. Consequently, the provisions of the Takeover Law requiring the filing of a registration statement with the commission do not apply to the Offer or the Merger.

Shareholder Approval Not Required

If the Offer is consummated, the Company does not anticipate seeking the approval of the Company’s remaining shareholders before effecting the Merger. Section 321(d) of the PBCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for stock of a public corporation, and subject to certain statutory provisions, the acquiror holds at least 80% of the stock, and of each class or series thereof, of the target corporation and the holders of stock not tendered into the tender offer (other than holders of stock for which dissenters’ rights have been validly perfected or stock owned by Parent, the Company or any of their respective wholly owned subsidiaries) receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the shareholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the Company’s shareholders, in accordance with Section 321(d) of the PBCL.

Certain Litigation

To the knowledge of the Company, as of August 14, 2017, there is no pending litigation against the Company, Parent or Merger Sub in connection with the Offer or the Merger.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and the Company’s subsequent Quarterly Reports on Form 10-Q.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this Schedule 14D-9 regarding the planned transaction, the expected timetable for completing the planned transaction, future financial and operating results, future capital structure and liquidity, benefits of the planned transaction, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of the Company include forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of completion of the planned transaction, the ability to obtain requisite regulatory approvals, the tender of a majority of the outstanding shares of common stock of CDI Corp., the possibility that competing offers will be made and the satisfaction or waiver of the other conditions to the consummation of the planned transaction; the potential impact of the announcement or consummation of the planned transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents filed and to be filed by Nova Intermediate Parent, LLC, Nova Merger Sub, Inc. and CDI Corp. Forward-looking statements speak only as of the date the statement was made. However, CDI Corp. will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with CDI Corp.’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

ITEM 9.     EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated August 14, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Nova Intermediate Parent, LLC and Nova Merger Sub, Inc. on August 14, 2017 (the “Schedule TO”)).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(i)	Press Release, dated July 31, 2017 (incorporated by reference to Exhibit 99.1 to CDI Corp.’s 14D-9-C filed on July 31, 2017).

(a)(5)(ii)	Email to Company employees (incorporated by reference to Exhibit 99.1 to CDI Corp.’s 14D-9-C filed on July 31, 2017).

(a)(5)(iii)	Form email to clients and stakeholders (incorporated by reference to Exhibit 99.2 to CDI Corp.’s 14D-9-C filed on July 31, 2017).

(a)(5)(iv)	Communication to MRI Network owners/managers (incorporated by reference to Exhibit 99.3 to CDI Corp.’s 14D-9-C filed on July 31, 2017).

(a)(5)(v)	Internal communication to Company employees (incorporated by reference to Exhibit 99.4 to CDI Corp.’s 14D-9-C filed on July 31, 2017).

(a)(5)(vi)	Letter to Shareholders of the Company, dated August 14, 2017 (filed herewith).

(e)(1)	Agreement and Plan of Merger, dated July 31, 2017, by and among CDI Corp., Nova Intermediate Parent, LLC and Nova Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to CDI Corp.’s Current Report on Form 8-K filed on August 1, 2017).

(e)(2)	Waiver, dated July 28, 2017, by and among CDI Corp., CDI Corporation, CDI Professional Services, Ltd., the other borrowers thereto, the lenders party thereto and Bank of America, N.A. in its capacity as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to CDI Corp.’s Current Report on Form 8-K filed on August 1, 2017).

(e)(3)	Equity Commitment Letter, dated July 31, 2017, by and between AE Industrial Partners Fund, L.P., AE Industrial Partners Fund I-A, L.P., AE Industrial Partners Fund I-B, L.P. and Nova Parent, LLC (incorporated by reference to Exhibit 99.1 to CDI Corp.’s Current Report on Form 8-K filed on August 1, 2017).

(e)(4)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.2 to CDI Corp.’s Current Report on Form 8-K filed on August 1, 2017).

(e)(5)	CDI Corp. July 31, 2017 News Release (incorporated by reference to Exhibit 99.3 to CDI Corp.’s Current Report on Form 8-K filed on August 1, 2017).

(e)(6)	Nondisclosure Agreement, dated as of May 12, 2017, by and between AE Industrial Partners, LLC and CDI Corp. (filed herewith).

(e)(7)	Nondisclosure Agreement, dated as of February 27, 2017, by and between Belcan, LLC and CDI Corp. (filed herewith).

(e)(8)	Exclusivity Agreement, dated as of July 19, 2017, by and between AE Industrial Partners, LLC and CDI Corp. (filed herewith).

(e)(9)	Certificate of Incorporation of CDI Corp., as amended (incorporated by reference to Exhibit 3.I of CDI Corp.’s Quarterly Report on Form 10-Q filed on August 14, 2002).

(e)(10)	Amended and Restated By-Laws of CDI Corp. (incorporated by reference to Exhibit 3.II of CDI Corp.’s Current Report on Form 8-K filed on March 20, 2017).

(g)	Not applicable

Annex A	—	Opinion of Houlihan Lokey, dated July 31, 2017

Annex B	—	Pennsylvania Dissenters’ Rights Statute (Subchapter D of Chapter 15 of the PBCL)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CDI CORP.

	By:	/s/ Brian D. Short
Name: Brian D. Short
Dated: August 14, 2017	Title: Executive Vice President, Chief Administrative Officer and General Counsel

ANNEX A

OPINION OF HOULIHAN LOKEY

[See attached.]

[Letterhead of Houlihan Lokey Capital, Inc.]

July 31, 2017

CDI Corp.

1735 Market Street

Suite 200

Philadelphia, PA 19103

Attn: Board of Directors

Dear Board of Directors:

We understand that CDI Corp. (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) between the Company, Nova Intermediate Parent, LLC (“Parent”) and Nova Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things (i) Merger Sub will, and Parent will cause Merger Sub to, commence an offer (the “Offer”) to purchase any and all of the issued and outstanding shares of the Common Stock, par value $0.10 per share (“Company Common Stock”), of the Company at a price per share of Company Common Stock of $8.25 in cash (the “Consideration”), and (ii) following the acceptance for payment of shares of Company Common Stock pursuant to the Offer, Merger Sub will merge with the Company (the “Merger” and, together with the Offer, the “Transaction”) whereby, among other things, each outstanding share of Company Common Stock not owned by the Company, Parent, Merger Sub or any of their respective subsidiaries will be converted into the right to receive the Consideration, and the Company will become a wholly owned subsidiary of Parent.

The Board of Directors of the Company (the “Board”) has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Consideration to be received by the holders of Company Common Stock other than Parent, Merger Sub and their respective affiliates (collectively, the “Excluded Holders”) in the Transaction pursuant to the Agreement is fair to such holders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed an execution copy of the Agreement received on July 30, 2017;

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections prepared by the management of the Company relating to the Company for the fiscal years ending December 31, 2017 through 2019 (the “Projections”), estimates of certain tax assets of the Company (the “Tax Assets”), and estimates of the Company’s ability to utilize such Tax Assets to achieve future tax savings on a standalone basis (the “Estimated Tax Savings”);

4.	spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.	compared the financial and operating performance of the Company with that of other companies with publicly traded equity securities that we deemed to be relevant; and

6.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that (a) the Projections have been reasonably prepared in good faith and are the best currently projections of management of the Company as to the future financial results and condition of the Company; and (b) the Tax Assets and Estimated Tax Savings have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company as to the amount of such Tax Assets and Estimated Tax Savings. At your direction, we have assumed that the Projections, the Tax Assets and the Estimated Tax Savings provide a reasonable basis on which to evaluate the Company and the Transaction and we have, at your direction, used and relied upon the Projections, the Tax Assets and the Estimated Tax Savings for purposes of our analyses and this Opinion. We express no view or opinion with respect to the Projections, the Tax Assets, the Estimated Tax Savings, or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the execution copy of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to the price or range of prices at which the Company Common Stock may be purchased or sold, or otherwise be transferable, at any time.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, the Company, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise, including whether holders of shares of Company Common Stock should tender such shares pursuant to the Offer.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, the Acquiror, other participants in the Transaction or certain of their respective affiliates in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by AE Industrial Partners, an affiliate of the Acquiror, other participants in the Transaction or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with AE Industrial Partners, other participants in the Transaction or certain of their respective affiliates, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the Acquiror, other participants in the Transaction or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Houlihan Lokey has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Transaction. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

This Opinion only addresses the fairness, from a financial point of view, to the holders of Company Common Stock other than the Excluded Holders of the Consideration to be received by such holders in the Transaction pursuant to the Agreement and does not address any other aspect or implication of the Transaction, any related transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Parent, or Merger Sub, or any of their respective security holders, or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, Parent, Merger Sub, or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, we are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, with the consent of the Board we have relied on the assessments by the Board, the Company and its advisors, as to all legal, regulatory, environmental, accounting, insurance and tax matters with respect to the Company, the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock other than the Excluded Holders in the Transaction pursuant to the Agreement is fair to such holders from a financial point of view.

Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.

ANNEX B

SUBCHAPTER D OF CHAPTER 15 OF THE

PENNSYLVANIA BUSINESS CORPORATION LAW

15 Pa.C.S.A. § 1571. Application and effect of subchapter

(a) General rule.—Except as otherwise provided in subsection (b), any shareholder (as defined in section 1572 (relating to definitions)) of a business corporation shall have the rights and remedies provided in this subchapter in connection with a transaction under this title only where this title expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

Section 329(c) (relating to special treatment of interest holders).

Section 333 (relating to approval of merger).

Section 343 (relating to approval of interest exchange).

Section 353 (relating to approval of conversion).

Section 363 (relating to approval of division).

Section 1906(c) (relating to dissenters rights upon special treatment).

Section 1932(c) (relating to dissenters rights in asset transfers).

Section 2104(b) (relating to procedure).

Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

Section 2325(b) (relating to minimum vote requirement).

Section 2704(c) (relating to dissenters rights upon election).

Section 2705(d) (relating to dissenters rights upon renewal of election).

Section 2904(b) (relating to procedure).

Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).

Section 7104(b)(3) (relating to procedure).

(b) Exceptions.—

(1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares shall not have the right to dissent and obtain payment of the fair value of the shares under this subchapter if, on the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 333, 343, 353, 363 or 1932(c) is to be voted on or on the date of the first public announcement that such a plan has been approved by the shareholders by consent without a meeting, the shares are either:

(i) listed on a national securities exchange registered under section 6 of the Exchange Act; or

(ii) held beneficially or of record by more than 2,000 persons.

(2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

(i) (Repealed).

(ii) Shares of any preferred or special class or series unless the articles, the plan or the terms of the transaction entitle all shareholders of the class or series to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class or series.

(iii) Shares entitled to dissenters rights under section 329(d) or 1906(c) (relating to dissenters rights upon special treatment).

(3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

(c) Grant of optional dissenters rights.—The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights. See section 317 (relating to contractual dissenters rights in entity transactions).

(d) Notice of dissenters rights.—Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

(1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

(2) a copy of this subchapter.

(e) Other statutes.—The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

(f) Certain provisions of articles ineffective.—This subchapter may not be relaxed by any provision of the articles.

(g) Computation of beneficial ownership.—For purposes of subsection (b)(1)(ii), shares that are held beneficially as joint tenants, tenants by the entireties, tenants in common or in trust by two or more persons, as fiduciaries or otherwise, shall be deemed to be held beneficially by one person.

(h) Cross references.—See:

Section 315 (relating to nature of transactions).

Section 1105 (relating to restriction on equitable relief).

Section 1763(c) (relating to determination of shareholders of record).

Section 2512 (relating to dissenters rights procedure).

15 Pa.C.S.A. § 1572. Definitions

The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

“Corporation.” The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which one or more of the resulting corporations is the successor corporation for the purposes of this subchapter. The designated successor corporation or corporations in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

“Dissenter.” A shareholder who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

“Fair value.” The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

“Interest.” Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

“Shareholder.” A shareholder as defined in section 1103 (relating to definitions) or an ultimate beneficial owner of shares, including, without limitation, a holder of depository receipts, where the beneficial interest owned includes an interest in the assets of the corporation upon dissolution.

15 Pa.C.S.A. § 1573. Record and beneficial holders and owners

(a) Record holders of shares.—A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

(b) Beneficial owners of shares.—A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

15 Pa.C.S.A. § 1574. Notice of intention to dissent

If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

15 Pa.C.S.A. § 1575. Notice to demand payment

(a) General rule.—If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall deliver a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is approved by the shareholders by less than unanimous consent without a meeting or is taken without the need for approval by the shareholders, the corporation shall deliver to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

(1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

(2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

(3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

(4) Be accompanied by a copy of this subchapter.

(b) Time for receipt of demand for payment.—The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the delivery of the notice.

15 Pa.C.S.A. § 1576. Failure to comply with notice to demand payment, etc.

(a) Effect of failure of shareholder to act.—A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

(b) Restriction on uncertificated shares.—If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

(c) Rights retained by shareholder.—The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

15 Pa.C.S.A. § 1577. Release of restrictions or payment for shares

(a) Failure to effectuate corporate action.—Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

(b) Renewal of notice to demand payment.—When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

(c) Payment of fair value of shares.—Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

(1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

(2) A statement of the corporation’s estimate of the fair value of the shares.

(3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

(d) Failure to make payment.—If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

15 Pa.C.S.A. § 1578. Estimate by dissenter of fair value of shares

(a) General rule.—If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter’s shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

(b) Effect of failure to file estimate.—Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

15 Pa.C.S.A. § 1579. Valuation proceedings generally

(a) General rule.—Within 60 days after the latest of:

(1) effectuation of the proposed corporate action;

(2) timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

(3) timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

(b) Mandatory joinder of dissenters.—All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

(c) Jurisdiction of the court.—The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

(d) Measure of recovery.—Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

(e) Effect of corporation’s failure to file application.—If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation’s estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

15 Pa.C.S.A. § 1580. Costs and expenses of valuation proceedings

(a) General rule.—The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

(b) Assessment of counsel fees and expert fees where lack of good faith appears.—Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

(c) Award of fees for benefits to other dissenters.—If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.